As filed with the Securities and Exchange Commission on _____________, 1999.
                                                 Registration No. 333-__________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                QUEPASA.COM, INC.
                            (Exact Name of registrant
                            as specified in charter)

            NEVADA                                   7379                           86-0879433
(State or other jurisdiction of           (Primary Standard Industrial           (I.R.S. Employer
incorporation or organization)             Classification Code Number)         Identification Number)

                               ONE ARIZONA CENTER
                        400 EAST VAN BUREN, FOURTH FLOOR
                             PHOENIX, ARIZONA 85004
                                 (602) 716-0106
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                  JEFFREY S. PETERSON, CHIEF EXECUTIVE OFFICER
                                QUEPASA.COM, INC.
                               ONE ARIZONA CENTER
                        400 EAST VAN BUREN, FOURTH FLOOR
                             PHOENIX, ARIZONA 85004
                                 (602) 716-0106
                (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                        Copies of all communications to:

Gary A. Agron                       Jeffrey M. Knetsch           Joseph P. Richardson
Law Office of Gary A. Agron         Brownstein Hyatt Farber      Bryan Cave LLP
5445 DTC Parkway                      & Strickland, P.C.         Two North Central Ave., #22000
Suite 520                           410 Seventeenth Street       Phoenix, AZ 85004
Englewood, CO 80111                 Denver , CO 80202            (602) 364-7000
(303) 770-7254                      (303) 534-6335               (602) 364-7070 (Fax)
(303) 770-7257 (Fax)                (303) 623-1956 (Fax)

         Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this registration statement.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. |_|

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

       If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box: |_|

              [EXHIBIT INDEX LOCATED ON PAGE _____ OF THIS FILING]

                                         CALCULATION OF REGISTRATION FEE

=========================================================================================================================
    Title of Each Class             Amount             Proposed          Proposed Maximum                Amount
       of Securities                To Be           Maximum Price            Aggregate                     of
     to be Registered             Registered          Per Share          Offering Price(1)          Registration Fee
=========================================================================================================================
Common Stock, $.001 par value    4,600,000              $12.00            $ 55,200,000                  $16,284
                                  Shares(2)                                 -------------
-------------------------------------------------------------------------------------------------------------------------
Common Stock underlying the        400,000              $14.40             $ 5,760,000                   $1,699
Representative's Warrants(3)       Shares
-------------------------------------------------------------------------------------------------------------------------
         Total..........................................................................................$17,983
=========================================================================================================================

(1) Estimated solely for computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act.

(2) Includes the overallotment option granted to the representative of 600,000 shares.

(3) Pursuant to Rule 416 of the Securities Act of 1933, as amended, the number of shares of common stock issuable upon exercise of the representative's warrants is subject to adjustment in accordance with the anti-dilution provisions of such warrants.

         THE REGISTRANT HEREBY AMENDS THE REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

         The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                                     Subject to completion dated March 10, 1999


                        4,000,000 Shares of Common Stock

                               [QUEPASA!COM LOGO]

         Quepasa.com, inc. operates an Internet portal and search engine that provides users with information and interactive content centered around the Spanish language. The quepasa!com portal includes a search engine, free e-mail, Spanish-language news feeds and chat rooms.

         We are offering 4,000,000 shares of common stock on a firm commitment basis at between $10 and $12 per share.

         We intend to apply for listing of our common stock on the Nasdaq National Market under the symbol "PASA."

         See "Risk Factors" beginning on page 6 to read about factors you should consider before buying shares of our common stock.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                                                       Per Share                    Total
                                                       ---------                    -----
         Public offering price:                      $                          $
                                                      -------------              ------------
         Underwriting discounts and commissions:     $                          $
                                                      -------------              ------------
         Proceeds to quepasa.com, inc.:              $                          $
                                                      -------------              ------------

         We have granted the underwriters an option for 45 days to purchase up to an additional 600,000 shares at the same price indicated above solely to cover overallotments.


                        PARADISE VALLEY SECURITIES, INC.

                     The date of this prospectus is , 1999.

[INSIDE FRONT COVER PAGE: SCREENSHOT OF QUEPASA!COM HOMEPAGE IN SPANISH
LANGUAGE]

                               PROSPECTUS SUMMARY

         You should read the following summary together with the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus.

OUR BUSINESS

         Quepasa!com is a Spanish-language Internet portal and search engine. Search engines are located on "portal" Internet sites and provide Internet users with guides to on-line World Wide Web information and content. In addition to offering search engines, portals draw viewers to their Web sites by providing a one-stop destination for identifying, selecting and accessing resources, services, content and information on the Web. Quepasa!com provides users with information and interactive content centered around the Spanish language. Because the language preference of many assimilated U.S. Hispanics is English, we also offer our users the ability to access information and services in the English language at the preference of the user. The quepasa!com portal includes a search engine, free e-mail, Spanish-language news feeds and chat rooms. We are a development stage company having launched the quepasa!com Web site in November 1998 and have not yet generated any revenue. We anticipate generating revenue by charging fees to advertise products and services on our Web site. We believe that quepasa!com is the first portal completely dedicated to Spanish-language Internet users to offer its securities for sale to the public.


OUR MARKET OPPORTUNITY

         Our objective is to establish quepasa!com as a leading worldwide Spanish-language portal and search engine, offering the quepasa!com brand to Spanish-speaking Internet users residing in the United States, Latin America and throughout the world. We believe that the Spanish-language Internet market is presently underserved. Dramatic growth is expected to continue in the U.S. Hispanic population as well as among U.S. Hispanic Internet users. With respect to the Spanish-language Internet market:

          o Spanish is the world's third most spoken language, used by approximately 400 million people;

          o Twenty-one countries consider Spanish their primary language;

          o The U.S. Hispanic population totals 29.6 million people (11% of the U.S. population) and is expected to grow to 31.4 million and 41.1 million (11.4% and 13.8% of the total U.S. population) in 2000 and 2010, respectively;

          o Total U.S. Hispanic purchasing power exceeded $350 billion in 1997, representing an increase of approximately 66% since 1990;

          o Between 1994 and 1998, the percentage of U.S. Hispanic households that owned computers increased from 13% to 30% (approximately 130% growth in four years); and

          o Between 1994 and 1998, the percentage of U.S. Hispanic households with Internet access grew from 2% to 15% (approximately 650% growth in four years).




OUR STRATEGY

         We are establishing quepasa!com as a leading Spanish-language portal and search engine by executing a business strategy that includes:

          o Developing quepasa!com globally as a leading brand associated with the Internet for Spanish-language users;

          o Significantly increasing user traffic by aggressively advertising on Spanish-language media outlets and on high-traffic Spanish-language Web sites;

          o Acquiring and developing additional content and features for the quepasa!com Web site;

          o Entering into strategic relationships with business partners who offer unique technological and distribution capabilities; and

          o Generating revenue from the sale of advertising and through electronic commerce.

OUR STRATEGIC RELATIONSHIPS

         Our search engine is powered by Inktomi, a leader in search technology. We currently advertise our Web site principally through Heftel Broadcasting Company, the largest Spanish-language radio broadcaster in the U.S. and the Telemundo Network Group, a U.S. Spanish-language television network jointly owned by Sony and Liberty Media. In February 1999, we initiated a 60-day national radio campaign with Heftel and we are currently discussing with Heftel certain complimentary aspects of our businesses and an equity participation by Heftel. In March 1999, we launched a nationwide advertising campaign with Telemundo. Exodus and GTE, two of the largest connectivity companies on the Internet, provide high-speed connections between Inktomi, quepasa!com and our users. Our advertising sales are outsourced through 24/7 Media, Inc., a leading provider of Internet advertising solutions.

OUR HISTORY

         We were incorporated in Nevada in June 1997 under the name Internet Century, Inc. and changed our name in December 1998 to quepasa.com, inc. to reflect our decision to operate a Spanish-language portal and search engine. Our corporate offices are located at One Arizona Center, 400 East Van Buren, Fourth Floor, Phoenix, Arizona 85004, telephone number (602) 716-0106.


THE OFFERING

Securities Offered (1)...........................    4,000,000 shares of common stock.

Common Stock Outstanding Prior to Offering.......    9,075,833 shares of common stock.

Common Stock to be Outstanding
 After Offering(2)...............................    13,075,833 shares of common stock.

Use of Proceeds..................................    Marketing   and   advertising   expenses;    development   and
                                                     acquisition costs for additional Web site content and features;
                                                     general,   administrative   and  other   operating   expenses;
                                                     technology and equipment  purchases; and working  capital.  See
                                                     "Use of Proceeds."

Proposed Nasdaq National
 Market Symbol...................................    PASA

Risk Factors.....................................    Please  read  the  Risk  Factors  section  of this  prospectus because  investment  in  our  common  stock  involves  a  high degree  of risk  and  could  result  in a loss of your  entire investment.  See "Risk Factors."

(1) If the overallotment option granted to the underwriters is exercised in full, 600,000 additional shares of common stock will be sold, with estimated net proceeds to be received of $6,138,000 after deducting commissions and expenses.

(2) Excludes an aggregate of 2,463,000 shares of common stock issuable upon exercise of outstanding stock options and 400,000 shares of common stock issuable upon exercise of purchase warrants to be issued to the representative of the underwriters upon completion of the offering. See "Management--1998 Stock Option Plan" and "Underwriting."

                          SUMMARY FINANCIAL INFORMATION

     The following tables set forth certain financial information which has been derived from our audited financial statements for the period from inception, June 25, 1997, through December 31, 1997, for the year ended December 31, 1998 and cumulative from inception, June 25, 1997, through December 31, 1998:

                                                              Period from inception     Cumulative from inception
                                    Year Ended                (June 25, 1997) though    (June 25, 1997) through
Statement of Operations Data        December 31, 1998         December 31, 1997         December 31, 1998
----------------------------        -----------------         ----------------------    -----------------------
Product and content
  development expenses              $     414,873             $         --                     $      414,873

Sales and marketing expenses              250,419                       --                            250,419

Stock-based compensation expense        5,265,364                       --                          5,265,364

General and administrative expenses       931,172                    3,703                            934,875

Net loss                            $  (6,909,768)            $     (2,903)                    $   (6,912,671)
                                    =============             ============                     ==============

Weighted average number
 of shares outstanding                  9,075,833                9,075,833                          9,075,833
                                    =============             ============                     ==============

Net loss per share, basic           $        (.76)                      --                     $         (.76)
 and diluted                        =============             ============                     ==============


Balance Sheet Data
December 31, 1998                   Historical               Pro Forma(1)               As Adjusted(1)(2)
------------------                  ----------               ------------               -----------------
Working capital                     $2,958,000                $4,958,000                $45,278,000
Total assets                        $4,861,000                $6,861,000                $47,181,000
Total liabilities                   $1,337,000                $3,337,000                $ 3,337,000
Stockholders' equity                $3,524,000                $3,524,000                $43,844,000

(1) As adjusted to reflect an aggregate of $2,000,000 of loans to us from an affiliate in March 1999. See "Certain Transactions."

(2) As adjusted to reflect the sale of 4,000,000 shares of common stock offered hereby at an assumed offering price of $11 per share and the application of the net proceeds. See "Use of Proceeds" and "Capitalization."


         Unless otherwise indicated, all information in this prospectus assumes no exercise of the overallotment option granted to the underwriters.

                                  RISK FACTORS


         This offering involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in shares of our common stock. If any of these risks occur, our business, results of operations and financial condition could be adversely affected. This could cause the trading price of our common stock to decline, and you might lose part or all of your investment.

     This prospectus also contains certain forward-looking statements that are based on beliefs and assumptions of our management. Often you can recognize these statements because we use words such as "believe," "anticipate," "intend," "estimate" and "expect" in the statements. Our actual performance in 1999 and beyond could differ materially from the forward-looking statements contained in this prospectus. However, we are not obligated to release publicly any revisions to the forward-looking statements contained in this prospectus.

WE HAVE AN EXTREMELY LIMITED OPERATING HISTORY, EXPECT FUTURE LOSSES AND MAY NEED MORE CAPITAL.

         We were incorporated in June 1997 and have generated no revenue from our quepasa!com Web site. Accordingly, we have no operating history upon which an investor can evaluate us, and our prospects are subject to the risks and uncertainties encountered by companies that operate in the new and rapidly evolving Internet market.

         As of December 31, 1998, we had an accumulated deficit of approximately $6,913,000. Our limited operating history and the uncertainty of the Internet market in which we operate our business make any prediction of our future results of operations difficult or impossible. We expect to increase considerably our operating expenses in the future, particularly advertising expenses to develop and extend our quepasa!com brand and expenses relating to content and features that we intend to develop, purchase or otherwise acquire and add to our Web site. We do not expect that our revenue will cover those expenses. As a result, we will continue to incur significant losses and may need to raise additional capital. We cannot assure that we will be able to raise additional capital and we do not know what the terms of such capital raising would be. Any future sale of our equity securities would dilute the ownership and control of our stockholders and could be at prices substantially below the offering price.

OUR TARGET AUDIENCE MAY NOT ACCEPT OUR PRODUCTS AND SERVICES

         Our quepasa!com Web site is targeted toward the worldwide Spanish-speaking population, but we have only recently begun to promote our site and we cannot give assurances that the population that we have targeted will accept our products and services or that we will attract sufficient numbers of repeat users to our Web site to generate any material revenues from the sale of advertising on our site or from electronic commerce through our site. Because the market for our products and services is new and evolving, it is difficult to predict the future growth rate, if any, and the size of the market we have targeted. If the market develops more slowly than we expect or becomes saturated with competitors, or if our products and services are not accepted by the market, our business will be materially and adversely affected.

WE MAY BE UNABLE TO DEVELOP THE QUEPASA!COM BRAND

         We intend to spend a significant portion of the net proceeds from this offering to create and sustain a distinct brand loyalty among our targeted population of Internet users. We believe that establishing and maintaining the quepasa!com brand is of critical importance to our efforts to attract and expand our audience. We also believe that brand recognition will become more important due to the increasing number of Internet sites. Promotion and enhancement of the quepasa!com will depend largely on our success in providing high quality products and services and Web site content that is of interest to the worldwide Spanish-speaking population. We cannot assure that success. Even if our desired results are achieved, it is likely that we will expend significant additional amounts in further developing and maintaining brand loyalty.

WEB-BASED ADVERTISING IS AN UNPROVEN SOURCE OF REVENUE

         Although we have not generated advertising revenue to date, we anticipate that we will derive primarily all of our revenue in the foreseeable future from the sale of advertisements on our Web pages. At the present time, Web advertisers generally enter into only short-term advertising contracts. Because Web site advertising is a new phenomenon, few advertisers have significant experience with the Web as an advertising medium. Consequently, many advertisers have not devoted a substantial portion of their advertising expenditures to Web-based advertising, and may not find Web-based advertising to be effective for promoting their products and services as compared to traditional print and broadcast media.

         No standards have yet been widely accepted for the measurement of the effectiveness of Web-based advertising, and we can give no assurance that such standards will be developed or adopted sufficiently to sustain Web-based advertising as a significant advertising medium. We cannot give assurances that banner advertising, the predominant revenue producing mode of advertising currently used on the Web, will be accepted as an effective advertising medium or that we can effectively transition to any other forms of Web-based advertising, should they develop. Certain advertising filter software programs are available that limit or remove advertisments from an Internet user's desktop. Such software, if generally adopted by users, may materially and adversely affect Web-based advertising. These factors are largely outside our control.

OUR BUSINESS DEPENDS UPON THIRD PARTIES

         Our business depends upon third parties, including providers of technology, infrastructure, content and features.

         We supplement our Web site directory listings with Web search results provided by Inktomi under a non-exclusive agreement. We depend upon Inktomi for ongoing maintenance and technical support to ensure accurate and rapid presentation of search results to users of our Web site. Termination of our relationship with Inktomi or Inktomi's failure to renew our agreement upon expiration could result in substantial additional costs to us in developing or replacing technology. We also rely upon Exodus and GTE for our Internet and e-mail connections. Any interruption in the Internet access provided by Exodus or GTE or any other provider of access could have a material adverse effect on our business.

         We license content, including technology and related databases, from third parties for portions of our quepasa!com Web site, including news from Reuters and UPI, weather from WeatherLabs and chat services from Volano. Any errors, delays or failures experienced in connection with these third party technologies and services could have a negative effect on our relationship with users of our Web site, could materially and adversely affect our brand and our business and could subject us to liability to third parties for business negligence such as defamation or libel.

         We will try to enter into formal and informal relationships and arrangements with third parties with the goal of increasing traffic on our Web site. For example, other Internet portal sites have developed and continue to try to develop relationships with Web browser providers such as Netscape and Microsoft, leading Web sites, and computer manufacturers to feature their portal site as a default portal site or otherwise provide "click-through" features to the portal site. These arrangements are particularly helpful in directing new Internet users to particular sites. We have no such arrangements or relationships in place presently, and can offer no assurances that we will be successful in securing any such relationships or arrangements in the future.

OUR BUSINESS IS SUBJECT TO THE RISK OF SYSTEM FAILURE

         The continued and uninterrupted performance of our hardware and software is critical to our reputation and our success in attracting traffic to our Web site. Users of our site and our services, such as our e-mail services, may become dissatisfied by system failures that may limit our Web site services. Sustained or repeated system failures could significantly reduce the traffic on our Web site and may impair our reputation and brand name. Our operations depend on our ability to protect our computer systems from damage from fire, power loss, water damage, telecommunications failures, vandalism and other malicious acts, and similar unexpected adverse events. We may not carry enough business interruption insurance to compensate for losses that may occur as a result of any of these events. We also depend upon Internet browsers and Internet service providers that provide users with access to the Internet and our Web site. Users may experience difficulties due to system failures unrelated to our systems. Any disruption in Internet access by Internet service providers and other third party access providers, or any failure of such providers to handle higher volumes of user traffic, could materially and adversely effect our business.

WE NEED TO MANAGE OUR GROWTH.

         Our recent growth has placed, and is expected to continue to place, a significant strain on our managerial, operational and financial resources. Any inability by us to manage growth effectively could have a material adverse effect on our business. Several executive officers joined us recently. Our management team has worked together for only a short time, and none of our executive officers has extensive experience managing a rapidly growing business enterprise.

OUR BUSINESS AND INDUSTRY ARE SUBJECT TO GOVERNMENTAL REGULATION AND LEGAL UNCERTAINTIES

         There are presently few laws or regulations directly applicable to the Internet. It is possible that laws and regulations may be adopted with respect to the Internet, covering issues ranging from user privacy and defamation to taxation and intellectual property ownership. Any laws or regulations adopted in the future affecting the Internet could subject us to substantial liability. Such laws or regulations could also adversely affect the growth of the Internet generally, and decrease the acceptance of the Internet as a communications and commercial medium. In addition, the growing use of the Internet has burdened the existing telecommunications infrastructure. Certain areas with high Internet use relative to the existing telecommunications structure have experienced interruptions in phone service leading local telephone carriers to petition regulators to govern Internet service providers and impose access fees on them. Such regulations, if adopted in the United States or other places, could increase significantly the costs of communicating over the Internet, which could in turn decrease the demand for our products and services. The adoption of various proposals to impose additional taxes on the sale of goods and services through the Internet could also reduce the demand for Web-based commerce.

WE MAY FACE LIABILITY FOR INFORMATION CONTENT AND COMMERCE-RELATED ACTIVITIES

         Because materials may be downloaded by the services that we operate or facilitate and the materials may subsequently be distributed to others, we could face claims for errors, defamation, negligence, or copyright or trademark infringement based on the nature and content of such materials. We could also be exposed to liability because of the listings that we select and make available through our Web site, or through content and materials posted by users in chat room and message board services that we provide. Even to the extent that claims made against us do not result in liability, we may incur substantial costs in investigating and defending such claims.

WE FACE INTENSE COMPETITION

         The market for Internet products and services and the market for Internet advertising and electronic commerce arrangements are extremely competitive, and we expect that competition will continue to intensify. We believe that the principal competitive factors in these markets are name recognition, distribution arrangements, functionality, performance, ease of use, the number of value-added services and features, and the quality of support. Our primary competitors are other companies providing portal services, especially to Spanish-language Internet users such as Yahoo!, America Online, StarMedia Network, Microsoft, Lycos and Ole. Most of our competitors, as well as a number of potential new competitors, have significantly greater financial, technical and marketing resources than we do. Our competitors may offer Internet products and services that are superior to ours or that achieve greater market acceptance. There can be no assurance that we will be able to compete successfully against our current or future competitors or that competition will not otherwise have a material adverse effect on our business.

OUR BUSINESS IS SUBJECT TO RISKS OF TECHNOLOGICAL CHANGE

         The market for Internet products and services is characterized by rapid technological developments, frequent new product introductions and evolving industry standards. The emerging character of these products and services and their rapid evolution will require that we continually improve the performance, features and reliability of our Internet content, particularly in response to competitive offerings. There can be no assurance that we will be successful in responding quickly, cost effectively and sufficiently to these developments. In addition, the widespread adoption of new Internet technologies or standards could require substantial expenditures by us to modify or adapt our Web site and services and could fundamentally affect the character, viability and frequency of Web-based advertising, either of which could have a material adverse effect on our business,. In addition, new Internet services or enhancements offered by us may contain design flaws or other defects that could require costly modifications or result in a loss of consumer confidence.


FAILURE OF OUR COMPUTER SYSTEM OR THE SYSTEMS OF THIRD PARTIES TO ACHIEVE YEAR 2000 COMPLIANCE COULD ADVERSELY AFFECT OUR BUSINESS

         Many currently installed computer systems and software products are coded to accept only two-digit entries to represent years in the date code field. Computer systems and products that do not accept four-digit entries will need to be upgraded or replaced to accept four-digit entries to distinguish years beginning with 2000 from prior years. We are currently evaluating the Year 2000 issue as it relates to our entire internal computer system as well as computer systems operated by third parties. We anticipate that we may incur internal staff costs as well as consulting and other expenses related to making our computer systems Year 2000 compliant. We will expense these costs as incurred. In addition, computer systems operated by third parties with which our systems interface may not continue to properly interface with our systems or be compliant on a timely basis with Year 2000 requirements. Any failure of our computer system or the systems of third parties to achieve Year 2000 compliance could adversely affect our business.

WE MAY BE REQUIRED TO MAKE SIGNIFICANT CASH PAYMENTS UNDER OUR CHIEF EXECUTIVE OFFICER'S EMPLOYMENT AGREEMENT.

         Our employment agreement with Jeffrey S. Peterson, our chief executive officer, requires us to pay Mr. Peterson between $5 million and $6 million if he is terminated without cause or if his duties or responsibilities are materially changed and he terminates his employment for that reason. See
"Management--Executive Compensation."

OUR MANAGEMENT WILL CONTINUE TO CONTROL OUR OPERATIONS; OUR AUTHORIZED PREFERRED STOCK AND OUR CHIEF EXECUTIVE OFFICER'S EMPLOYMENT AGREEMENT MAY PREVENT A CHANGE IN OUR CONTROL

         Upon completion of the offering, our officers and directors will own or control through a voting trust approximately 47.7% of our common stock and will, as a practical matter, continue to be able to elect all of our directors and control our business. Our Articles of Incorporation authorize the issuance of up to 5,000,000 shares of preferred stock without our stockholders' approval, which could impair the voting power or other rights of the holders of the common stock. The issuance of preferred stock could also be used by our Board of Directors to prevent a change in control of our Company. The change of duties or responsibilities provisions of our Chief Executive Officer's employment agreement could also prevent a change in control of our company. See "Management--Executive Compensation."

FUTURE SALES OF OUR COMMON STOCK OR SHARES ISSUABLE UPON EXERCISE OF STOCK OPTIONS COULD ADVERSELY AFFECT OUR STOCK PRICE AND OUR ABILITY TO RAISE FUNDS IN NEW STOCK OFFERINGS

     We currently have 9,075,833 shares of common stock outstanding, of which 2,113,386 shares may be sold, subject to certain volume restrictions, immediately under Rule 144 of the Securities Act and of which 6,962,447 shares may be sold from May 1999 through December 1999. Sale of substantial amounts of common stock, or the perception that sales could occur, could reduce the market price of the common stock. All of our stockholders have agreed not to sell or otherwise transfer any of their shares until 180 days from the date of this prospectus without the prior written consent of the representative of the underwriters. A total of 2,500,000 shares of common stock have been reserved for issuance upon the exercise of stock options granted under our 1998 Stock Option Plan and 400,000 shares have been reserved upon exercise of common stock purchase warrants to be issued to the representative of the underwriters. Currently, there are outstanding stock options to acquire 2,463,000 shares of common stock at exercise prices ranging from $1.00 to $8.00 per share. In addition, Jeffrey S. Peterson, our Chief Executive Officer, will receive stock options to purchase up to 2,000,000 shares of common stock at 120% of the public offering price upon our achieving specified performance goals. See "Management -- Executive Compensation." The holders of our stock options and common stock purchase warrants will have the opportunity to profit from an increase in the market price of our common stock. The existence of these stock options and common stock purchase warrants may also affect our ability to obtain other financing.

                                 USE OF PROCEEDS

         After payment of underwriting commissions and other expenses of the offering, the net proceeds of the offering are estimated to be $ 40,320,000, or $ 46,458,000 if the overallotment option is exercised. We expect to use the net proceeds approximately as follows:

         o $ 28,000,000 for marketing and advertising expenses in order to globally develop the quepasa!com brand;

         o $3,250,000 to further develop and acquire additional content and features for the quepasa!com Web site;

         o $5,000,000 for general, administrative and other operating expenses including the recruitment, training and payment of salaries of new employees;

         o   $2,000,000 to purchase additional technology and equipment; and

         o   $2,000,000 for working capital.

         There may be changes in our proposed use of proceeds due to changes in our business or the Internet industry in general.

         Proceeds not immediately needed will be invested in bank certificates of deposit, treasury bills, insured bank deposits or similar investments.


                                 DIVIDEND POLICY

         We have never declared or paid dividends on our common stock and do not intend to pay dividends on our common stock in the foreseeable future. Instead, we will retain any earnings to finance the expansion of our business and for general corporate purposes.

                                    DILUTION

         At December 31, 1998, the net tangible book value of our outstanding shares of common stock was $2,878,000, or $.32 per common share. "Net tangible book value" per share represents the total amount of our tangible assets, less the total amount of our liabilities, divided by the number of shares of common stock outstanding. Without taking into account any changes in net tangible book value after December 31, 1998, other than to give effect to the sale of the shares of common stock offered hereby at an assumed initial public offering price of $11.00 per share, less underwriting discounts and commissions and estimated costs of the offering, our net tangible book value at December 31, 1998 would have been $43,198,000 or approximately $3.30 per share. This represents an immediate increase in net tangible book value of $2.98 per share of common stock to our existing stockholders and an immediate dilution of $7.70 per share to new investors. "Dilution" per share represents the difference between the price to be paid by the new stockholders and the net tangible book value per share of common stock immediately after this offering.

         The following table illustrates this per share dilution:

         Assumed initial public offering price per share                                $11.00
              Net tangible book value per share before
                the offering                                                    $    .32
              Increase in net tangible book value per share
                attributable to new investors purchasing
                in the offering                                                 $   2.98
                                                                                 -------
         Net tangible book value per share after the offering                           $  3.30
                                                                                         ------
         Dilution per share to new investors                                            $  7.70
                                                                                         ======

         The following table sets forth the number of shares of common stock purchased, the total consideration paid and the average price per share paid by our existing stockholders as of December 31, 1998 and new investors purchasing the shares of common stock offered hereby:

                                                                                        Average
                       Shares Purchased                   Total Consideration            Price
                     Number       Percentage            Amount         Percentage      Per Share
                   ---------      ----------         -----------       ----------      ---------
New investors       4,000,000        30.6%           $44,000,000          88.4%         $11.00
Existing
  stockholders(1)   9,075,833        69.4%           $ 5,771,996          11.6%         $  .64
                   ----------        ----            -----------          ----

TOTALS             13,075,833         100%           $49,771,996           100%
                   ==========                        ===========

(1) Excludes shares of common stock issuable upon exercise of stock options and common stock purchase warrants issued to the representative of the underwriters. See "Management--1998 Stock Option Plan" and "Underwriting."

                                 CAPITALIZATION

         The following table sets forth our historical, pro forma and as adjusted capitalization as of December 31, 1998, after deducting underwriting discounts and commissions and estimated offering expenses.

                                       Historical          December 31, 1998       December 31, 1998
                                   December 31, 1998         Pro Forma (1)         As Adjusted(1)(2)
                                   -----------------       -----------------      -------------------
Long-term liabilities               $     710,000             $   2,710,000             $   2,710,000
Stockholders' equity
   Preferred stock, 5,000,000
    no par value shares
    authorized, no shares
    issued                                     --                        --                        --
   Common stock, 50,000,000,
    $.001 par value shares
    authorized, 9,075,833 shares
    outstanding, 13,075,833
    shares outstanding as
    adjusted (1)                            9,000                     9,000                    13,000
   Additional paid-in capital          10,427,000                10,427,000                50,743,000
   Retained earnings (loss)            (6,912,000)             $ (6,912,000)               (6,912,000)
                                      -----------              ------------             -------------

Total stockholders' equity            $ 3,524,000              $  3,524,000             $  43,844,000
                                      ===========              ============             =============

Total capitalization                  $ 4,234,000              $  6,234,000             $  46,554,000
                                      ===========              ============             =============

(1) As adjusted to reflect an aggregate of $2,000,000 of loans to us from an affiliate in March 1999. See "Certain Transactions."

(2) As adjusted to reflect the sale of 4,000,000 shares of common stock offered hereby at an assumed offering price of $11 per share and the application of the net proceeds. See "Use of Proceeds."

                             SELECTED FINANCIAL DATA

         The following tables set forth certain financial information which has been derived from our audited financial statements for the period from inception, June 25, 1997, through December 31, 1997, for the year ended December 31, 1998 and cumulative from inception, June 25, 1997 to December 31, 1998.

                                                            Period from Inception       Cumulative from Inception
                                    Year Ended              (June 25, 1997) through      (June 25, 1997) through
Statement of Operations Data        December 31, 1998       December 31, 1997                December 31, 1998
----------------------------        -----------------       -----------------------     -------------------------
Product and content
  development expenses                $   414,873                $       --                    $      414,873

Sales and marketing expenses              250,419                        --                           250,419

Stock-based compensation expense        5,265,364                        --                         5,265,364

General and administrative expenses       931,172                     3,703                           934,875

Net loss                              $(6,909,768)               $   (2,903)                    $  (6,912,671)
                                      ===========                ==========                     =============

Weighted average number
 of shares outstanding                  9,075,833                 9,075,833                         9,075,833
                                      ===========                ==========                     =============

Net loss per share                    $      (.76)                       --                     $        (.76)
                                      ===========                ==========                     =============

Balance Sheet Data
December 31, 1998                   Historical              Pro Forma(1)                As Adjusted(1)(2)
------------------                  ----------              ------------                -----------------
Working capital                     $2,958,000                $4,958,000                    $45,278,000
Total assets                        $4,861,000                $6,861,000                    $47,181,000
Total liabilities                   $1,337,000                $3,337,000                    $ 3,337,000
Stockholders' equity                $3,524,000                $3,524,000                    $43,844,000

(1) As adjusted to reflect an aggregate of $2,000,000 of loans to us from an affiliate in March 1999. See "Certain Transactions."

(2) As adjusted to reflect the sale of 4,000,000 shares of common stock offered hereby at an assumed offering price of $11 per share and the application of the net proceeds. See "Use of Proceeds."

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


         The following discussion of our financial condition and results of operations for the year ended December 31, 1998 and the period from June 25, 1997 (inception) through December 31, 1997 should be read in conjunction with our financial statements, the notes related thereto, and the other financial data included elsewhere in this prospectus.

RESULTS OF OPERATIONS

         We are a development stage company and commenced operations on June 25, 1997. Our operations for the period June 25, 1997 through December 31, 1997 were limited to organizing our company, raising operating capital, hiring initial employees and drafting our business plan. For this reason our results of operations for the period ended December 31, 1997 are not comparable to the results of operations for the year ended December 31, 1998.

         In 1998 we hired most of our current management and employees, raised significant amounts of working capital for development and operations and launched the quepasa!com Website. We had no significant revenue during the year, but incurred $6.9 million of operating losses of which $5.3 million represented a non-cash charge for the issuance of stock based compensation and $1.3 million represented general and administrative expenses and product and content development costs.

         We expect in the near term to incur significant continuing losses due to ongoing substantial operating expenses offset by negligible revenue.

LIQUIDITY AND CAPITAL RESOURCES

         Since inception on June 25, 1997, we have received approximately $5.1 million to fund our operations from private placements of common stock and convertible debt. As of December 31, 1998, we had approximately $2.2 million in cash.

         Net cash used in operations was approximately $2.4 million for the year ended December 31, 1998. This resulted from the approximately $6.9 million net loss of which approximately $5.3 million was a non-cash charge for stock based compensation and the timing of receipt of an approximately $1.5 million deposit refundable offset by accrued private placement commissions and a stock subscription refundable of approximately $200,000 and $300,000, respectively.

         Net cash used in investing activities was approximately $400,000 consisting of purchases of approximately $360,000 for fixed assets including technology purchases and $40,000 for payments under a licensing agreement.

         We spent approximately $21,000 through March 3, 1999 on leasehold improvements for a new office facility. We had no other commitments for capital expenditures as of December 31, 1998. However, as of December 31, 1998, we had commitments under non-cancelable operating leases for our Arizona and Nevada offices and office equipment requiring monthly payments of approximately $160,000 through September 2001. We have an additional commitment to pay $710,000 pursuant to the terms of the Inktomi licensing agreement through August 2001.

         In January and February of 1999, we entered into sponsorship agreements for television and radio advertising with Telemundo and Heftel, respectively. The contracts required payments of $800,000 for the television advertising and $1.6 million for the radio advertising which were paid upon execution of the agreements.

         In March 1999, we received a $2 million loan from The Monolith Limited Partnership, one of our principal stockholders. The loan bears interest at 12% per annum through June 1999 and then 14% per annum through maturity in March 2001. Jeffrey S. Peterson, our Chief Executive Officer, has agreed to lend us up to $3 million as needed for operations. Mr. Peterson's loans will bear interest at 12% per annum for the first four months and 14% per annum thereafter and mature 24 months from issuance.

         We expect to incur significantly higher costs, particularly product content and development costs, sales and marketing costs, general and administrative costs and additional technology and equipment purchase cost in the future to expand our business. We believe that the proceeds from this offering, together with our cash on hand and The Monolith Limited Partnership loan will be sufficient to meet our working capital and capital expenditure needs for two years. Nevertheless, we may need to raise additional funds to respond to competitive pressures or to acquire complementary products and features, businesses or technologies.

                                  OUR BUSINESS

INTRODUCTION

          Quepasa!com is a Spanish-language Internet portal and search engine. Search engines are located on "portal" Internet sites and provide Internet users with guides to on-line World Wide Web information and content. In addition to offering search engines, portals draw viewers to their Web sites by providing a one-stop destination for identifying, selecting and accessing resources, services, content and information on the Web. Quepasa!com is targeted to provide users with information and interactive content centered around the Spanish language. Because the language preference of many assimilated U.S. Hispanics is English, we also offer our users the ability to access information and services in the English language at the preference of the user. The quepasa!com portal includes a search engine, free e-mail, Spanish-language news feeds and chat rooms. We are a development stage company having launched the quepasa!com Web site in November 1998 and have not yet generated any revenue. We anticipate generating revenue by charging fees to advertise products and services on our Web site. We believe that quepasa!com is the first portal completely dedicated to Spanish-language Internet users to offer its securities to the public.


INDUSTRY BACKGROUND

Growth of the Internet and the World Wide Web

         The Internet is evolving into a global medium, allowing millions of individuals throughout the world to communicate, share information and engage in commerce electronically. The Web is an interactive environment which facilitates the exchange of information and entertainment among users worldwide. According to International Data Corporation, the number of people worldwide accessing the Web will grow from approximately 100 million at year end 1998 to 320 million by 2002. This growth is expected to be driven by the large and growing number of personal computers installed in homes and offices, the declining prices of personal computers, the improvements in network infrastructure, the availability of faster and cheaper Internet access, and the increasing familiarity with and acceptance of the Internet by businesses and consumers. Web usage is also expected to continue to grow rapidly due to unique characteristics that differentiate it from traditional media, such as real-time access to interactive content, real-time communication capabilities and the absence of geographic or temporal limitations.

Growth of Internet Advertising and Internet Commerce

         With the growth in the number of Internet users and content providers, the Internet is developing the attributes of a conventional mass medium, where advertising subsidizes content delivered to users. In fact, technological advances and the acceptance of the medium by businesses have led to rapid growth in Internet advertising spending. Tools not available in traditional advertising media, such as real-time measurement of "click-through" on advertising banners, further increase the attractiveness of Web advertising by giving advertisers real-time feedback on advertising campaigns. Forrester Research, Inc. estimates that spending on Web-based advertising will increase from $1.5 billion in 1998 to more than $15 billion in 2003.

         The growing acceptance and use of the Web has created an opportunity for businesses to conduct commerce over the Internet. International Data Corporation estimates that transactions on the Internet are expected to increase from approximately $32 billion in 1998 to more than $425 billion in 2002. Businesses typically use the Internet to offer standard products and services that can be easily described with graphics and text and that do not necessarily require a physical presence for purchase, such as airline tickets, books and securities transactions. The focus of electronic commerce transactions evolved from companies facilitating Internet transactions between businesses to, more recently, companies targeting business-to-consumer transactions. Internet commerce enables these companies to develop relationships with customers on a global basis without making significant investments in traditional sales and distribution infrastructure.

OUR MARKET IN THE UNITED STATES

         We believe that the Spanish-language Internet market in the United States is characterized by a growing Hispanic population, increasing Hispanic purchasing power, greater advertising spending on Spanish-language media, continuing use of the Spanish language by U.S. Hispanics and increasing computer ownership and Internet usage by Hispanic households.

         Hispanic Population Growth and Concentration

         A large number of our users are Hispanics, one of the most rapidly growing segments of the U.S. population. The U.S. Census Bureau estimated the Hispanic population to be 29.6 million (11.0% of the total U.S. population) in 1998, an increase of approximately 31% from 22.5 million (9.0% of the total U.S. population) in 1990. The Hispanic population is expected to account for 40% of the total U.S. population growth between 1995 and 2010 and is expected to grow to 31.4 million and 41.1 million (11.4% and 13.8% of the total U.S. population) in 2000 and 2010, respectively. Almost 70% of U.S. Hispanics are under 35, compared with less than 50% of non-Hispanics. The median age of Hispanics is 26, compared to 35 for the rest of the population. We believe the relative youth of the Hispanic population will furnish growth opportunities for products and services that appeal to a younger market, such as that found on the Internet. In addition, 70% of all U.S. Hispanics live in 12 metropolitan areas. This geographic concentration makes U.S. Hispanics an attractive demographic group for advertisers because it enables them to cost effectively deliver messages to a highly targeted audience.

         Increasing Hispanic Purchasing Power

         Over a recent five-year period, U.S. Hispanic purchasing power has risen at a compound annual growth rate of 7.5%, compared with 4.9% for the rest of the population. Total Hispanic purchasing power exceeded $350 billion in 1997, an increase of approximately 66% since 1990. U.S. Hispanics are expected to account for $443 billion (7.0% of U.S. consumer expenditures) by 2000, and $938 billion (8.9% of U.S. consumer expenditures) by 2010.

         Greater Spanish-Language Advertising Spending

         According to published sources, $1.7 billion of total advertising expenditures in the U.S. were directed toward Spanish-language media in 1998, representing a 21% increase over 1997's total, and the highest year-to-year percentage increase since 1993. In only five years, total advertising expenditures in the Hispanic market have more than doubled from $829.7 million.

         Continuing Use of the Spanish Language by U.S. Hispanics

         According to published sources, approximately 90% of U.S. Hispanics speak Spanish at home. Moreover, U.S. Hispanics are expected to continue to speak Spanish because (1) approximately two-thirds of U.S. Hispanic adults were born outside the U.S.; (2) there continues to be significant Hispanic immigration into the U.S.; (3) Hispanics generally seek to preserve their cultural identity; and (4) there is geographic concentration of Hispanics, which encourages communication in Spanish.

         Increasing Computer Ownership and Internet Usage by Hispanics

         A February 1998 study by the Tomas Rivera Policy Institute estimates that between 1994 and 1998 the percentage of U.S. Hispanic households that owned computers increased from 13% to 30%, while U.S. Hispanic households with Internet access grew from 2% to 15% (approximately 650% Internet access growth in four years). In addition, an independent study indicated that as of 1998 approximately 2.4 million Hispanics owned personal home computers in the top seven U.S. Hispanic markets, an increase of 58% from 1996.


OUR MARKET OUTSIDE THE UNITED STATES

         Spanish is the world's third most spoken language, used by approximately 400 million people. Twenty-one countries consider Spanish their primary language and 266 million people worldwide consider Spanish their first language. Internet usage in Spain is increasing rapidly. For example, a recent study indicated that approximately 2.3 million Spaniards accessed the Internet in 1998 and the number is projected to grow to 8.7 million by 2001.

         The Spanish-speaking Latin American market is comprised of Mexico, Central America, parts of South America and the Spanish-speaking countries of the Caribbean. Factors such as growing competition and investment in telecommunications markets, favorable demographics and declining prices for personal computers and Internet access position Latin America as a strong potential growth market for Internet products and services.

THE QUEPASA!COM STRATEGY

         We believe that a branded, multi-featured, Spanish-language Internet portal and search engine that focuses primarily on the needs of the Spanish-language market is uniquely positioned to capitalize on the growth of this market segment. Therefore, our strategy is to establish quepasa!com as a leading worldwide Spanish-language portal and search engine offering the quepasa!com brand to Spanish-speaking Internet users residing in the United States, Latin America and the rest of the world. In order to accomplish this objective, we intend to continue to focus on building a high volume of traffic and strong brand recognition of the quepasa!com name. The basis of our strategy is to provide Spanish-language Internet users with an innovative, technologically-advanced, content-rich Web portal that creates value for the user and establishes our platform as an attractive medium for advertisers, marketers and companies engaged in electronic commerce.

         We are establishing quepasa!com as a leading Spanish-language Web portal and search engine by executing a business strategy that includes:

o Developing quepasa!com globally as a leading brand associated with the Internet for Spanish-language users

         We believe that establishing and leveraging the quepasa!com brand is critical to our ultimate success. We also believe that branding and consumer loyalty on the Internet are dependent upon our ability to differentiate our services and to enhance our users' experience by continually offering innovative technology and appealing features and effectively marketing these features to existing and potential users of our Web site. We intend to improve our technical expertise to develop innovative new services, as well as enhance and expand existing services. We also intend to increase brand value through effective marketing and promotion, increased customer service and the establishment of strategic alliances.

o Significantly increasing user traffic by aggressively advertising on Spanish-language media outlets and on high-traffic Spanish-language Web sites


         In February 1999, we initiated a 60-day nationwide radio advertising campaign with Heftel Broadcasting Corporation, the largest Spanish-language radio broadcaster in the U.S. In March 1999, we launched a 26-week nationwide advertising campaign with the Telemundo Network Group, a leading U.S. Spanish-language television broadcaster.

         The goal of our advertising campaigns is to significantly increase traffic on the quepasa!com Web site which we believe in turn will improve our ability to attract advertisers to our Web site. We will also seek to increase our Web site traffic by increasing the number and visibility of entry points to the quepasa!com Web site through advertising on other high-traffic Spanish-language Web sites.

o Acquiring and developing additional content and features for the quepasa!com Web site

         In addition to its search engine, quepasa!com provides content and Web site features for the Spanish-speaking Internet user, including free e-mail, Spanish-language news feeds, worldwide weather information and chat rooms. In order to provide such content, we have entered into agreements with content providers such as Reuters and UPI for Spanish-language news, and WeatherLabs for worldwide weather information. These arrangements allow us to increase our Web site content in order to attract and retain Spanish-speaking Internet users and to solidify our position as an easy-to-use interface for Spanish-language Web services and information. We intend to add additional content and features by acquisition, licensing and internal development.

o Entering into strategic relationships with business partners who offer unique technological and distribution capabilities

         We intend to continue to develop strategic relationships with companies that offer the most advanced Internet technologies. Our search engine is powered by Inktomi, a leader in Internet search technology. Connectivity services are provided to us by Exodus and GTE, both leaders in Internet networking services. We also seek to expand the distribution of the quepasa!com brand through marketing arrangements with computer hardware manufacturers, software providers, Internet access providers and commercial on-line services.

o Generating revenue from the sale of advertising and through electronic commerce

         We have entered into an agreement with 24/7 Media, Inc., a leading provider of Internet advertising solutions, to outsource our advertising sales function. When user traffic justifies, we also intend to offer products and services directly to consumers through the quepasa!com Web site. These products and services will be targeted toward the distinct tastes and preferences of Spanish-speaking consumers and may include recorded music, educational software and books. We may also generate revenue from other electronic commerce retailers that sell products or services to users through the quepasa!com Web site.

THE QUEPASA!COM WEB SITE

         Services and Content. In November 1998, we launched the quepasa!com Web site which allows individuals to quickly access content and features which appeal to Spanish-language Internet users. Although our content is directed toward Spanish-speaking users, to better serve the assimilated U.S. Hispanic population, quepasa!com is also offered in English. By combining existing services with specialized information from leading content providers, quepasa!com provides subject or category specific content including topical news, worldwide weather information, free e-mail, chat and search capabilities.

         The quepasa!com Web site currently offers a number of categories of topical interest, including the following:

                  Arte y Cultura  (Art and Culture)
                  Computadoras y Internet (Computers and Internet) Economia y Negocios (Economy and Business) Educacion (Education)
                  Entretenimiento  (Entertainment)
                  Salud  (Health)
                  Empleos  (Jobs)
                  Noticias y Medios  (News and Media)
                  Politica y Gobierno (Politics and Government) Regional (Regional)
                  Ciencia y Techologia (Science and Technology) Ciencias Sociales (Social Sciences)
                  Deportes y Recreacion (Sports and Recreation) Viajes y Turismo (Travel and Tourism)


         Search Engine. The quepasa!com search engine helps users find information on the Web by searching through quepasa!com's index of Web documents. Our search technology is powered by Inktomi which enables us to provide customers with a variety of on-line search services.

         Personalization Feature. We offer our users the ability to personalize their quepasa!com home page. Quepasa!com users can create a personal profile to select and update information of interest by category, such as news headlines, business, sports scores, weather information and horoscopes. Users can also arrange the position and location of the content on their quepasa!com home page to suit their specific tastes and preferences.

         Free E-Mail and Chat. Quepasa!com offers free e-mail and a free customized chat service powered by Volano, a leading provider of chat services. Through this chat service, users can discuss topics of mutual interest by participating in ongoing discussions or by creating their own topics for discussion.

         24 Hour Real-time News and Weather. Quepasa!com offers worldwide news coverage from Reuters and UPI. Reuters provides us with worldwide editorialized, topical news covering areas of special interest to Spanish-speaking users (in Spanish and English), as well as a Spanish-language news feed that we intend to format and edit internally to provide broad coverage of news that will be of special interest to Spanish-speaking users. UPI provides real-time, news stories written in Spanish by pool reporters from around the world. These pool stories will enable us to supply a broad range of region-specific news items of interest to Spanish-speaking Internet users. Our users are also able to search a database of archived news stories from Reuters (over the prior 30-day period) and UPI (over the prior two-year period but not earlier than December 1998).

         Through an agreement with WeatherLabs, we also offer worldwide weather information, including real time weather reports and forecasts, for 5,000 U.S. and 2,400 international cities.

MARKETING AND ADVERTISING OF THE QUEPASA!COM SITE

         Our marketing goal is to develop the quepasa!com brand globally as a leading brand associated with the Internet for Spanish-speaking users. In February 1999, we initiated a 60-day approximately $1,600,000 nationwide radio advertising campaign with Heftel Broadcasting Corporation, the largest Spanish radio broadcaster in the United States, with approximately 19 million Spanish-speaking listeners. Heftel owns and operates 39 stations in 11 of the top 15 Hispanic markets, including the most-listened to Spanish-language stations in nine markets. We believe the sponsorship with Heftel will provide us with an effective platform to communicate our message to our target audience, because approximately 65% of U.S. Hispanics reside in Heftel's top 15 markets. The quepasa!com sponsorship with Heftel includes the purchase of air time in the top Hispanic radio markets, "on-air promos" by radio personalities and prominent sponsorships of Hispanic community festivals and events involving Heftel radio stations, such as the Calle Ocho Festival in the Little Havana area of Miami. Calle Ocho is the largest street festival in the U.S., attended by more than one million people in 1998.

         In March 1999, we launched an approximately $800,000 26-week nationwide advertising campaign with the Telemundo Network Group. Telemundo, recently acquired by Sony and Liberty Media, is a leading Spanish-language television broadcaster that has served the U.S. Hispanic market for over 11 years. Telemundo's affiliate base, covering 63 television markets, reaches approximately 85% of all U.S. Hispanic households. Sony and Liberty Media provide Telemundo with substantial financial resources, strong management and a vast programming library. Telemundo intends to draw on this library in order to target a younger, bilingual Hispanic audience. Telemundo's programming includes shows such as "Cinemundo Primer" (a primetime program featuring popular U.S. and Latin American movies, many appearing for the first time on Spanish-language television), "Ocurrio Asi de Noche" (an Emmy award-winning investigative news magazine), and "Discovery" (offering nature, science, technology and history programming from the Discovery Channel).

         Our sponsorship arrangement with Telemundo extends from March 1999 through August 1999. We believe that this sponsorship arrangement will significantly assist us in building brand awareness for quepasa!com within the emerging Spanish-language Internet market. The goal of the advertising campaign is to significantly increase traffic on our Web site, which in turn will improve our ability to attract Web site advertisers.

         We also intend to increase our Web site traffic by increasing the number and visibility of entry points to the quepasa!com Web site through advertising on other high-traffic Spanish-language Web sites. We will also seek to develop relationships with on-line services, Internet access providers and providers of computer hardware and software in order to expose quepasa!com to other Internet users.

         We intend to use a substantial portion of the proceeds of the offering (approximately $28,000,000) to advertise the quepasa!com Web site on Spanish-language and English language media. See "Use of Proceeds."

         In an effort to increase hits, Web site operators are increasingly adding content and other features to their sites to encourage users to spend more time there. We intend to regularly enhance our technological features and services and update our content in order to encourage consumers to use our Web site more frequently. To this end, we have launched a flexible, subject-based format for our services and content to provide consumers with ease of use and flexibility to customize their quepasa!com site to fit their specific tastes and preferences. Because customizing these services typically requires some effort and time on the part of the consumer, we believe that consumers who use these personalized services are more likely to continue to use quepasa!com and not change to a competitive service.

ADVERTISING REVENUE

         We have had no advertising revenue to date, but we expect to earn a significant portion of our future revenue from the sale of advertisements placed on our Web site. In exchange for up to 50% of our advertising revenue, we have entered into an agreement with 24/7 Media, Inc. to use its best efforts to place our advertising with customers solicited by 24/7 Media. The agreement may be terminated by either party by giving the other at least four months' written notice. 24/7 Media is a leading provider of Internet advertising and on-line direct marketing solutions with one of the largest Internet sales forces in the industry. 24/7 Media's clients include AT&T WorldNet, EarthLink and the Associated Press. In the future, we may elect to develop an internal advertising staff.

         We expect advertisements on the quepasa!com site to be of the banner or billboard style, which are designed to display additional advertisements as the consumer clicks through the Web site. From each advertisement screen, users can hyperlink directly to an advertiser's own Web site, thus enabling the advertiser to directly interact with a user who has expressed interest in the advertisement. We believe that since users view advertisements only after they request a new page, the focus of the user's attention to the advertisement is likely to be higher than it is in other forms of media. With our subject-based format, growing number of services and ability to target user interest from an attractive demographic group with appropriate advertising, we believe we can increase the effectiveness of advertisements placed on the quepasa!com Web site. We hope this will permit us to command higher advertising returns than many other Web sites.

         We also intend to develop innovative approaches for advertisers through advancements by others in demographic trending and consumer tracking. We seek to attract the largest possible Web audience in the Spanish-speaking Internet market, in order to give advertisers the most efficient and effective advertising placements. We are developing services that encourage consumers to provide demographic and interest information that can be used to more effectively target our advertising.

TECHNOLOGY

         We believe we can differentiate our services and promote the quepasa!com brand by developing innovative proprietary technology and integrating technology licensed from third parties where appropriate. Our strategy is to develop or obtain technologies that are able to expand with the growth in content of the Internet. For instance, we recently developed our own proprietary e-mail service which we believe provides superior functionality, message volume, data storage and incoming and outgoing file attachment capabilities than most other free e-mail services.

         In July 1998, we entered into a three-year agreement with Inktomi to power search engine capability for our quepasa!com Web site. Under the terms of the agreement, we will pay Inktomi a minimum fee of $750,000 over the three-year period for Inktomi's search engine services. The annual fee could significantly increase based upon the number of searches performed by Inktomi for our users.

         Inktomi's search engine technology enables us to provide a variety of on-line search services to our customers. Inktomi provides and manages all hardware, software and operational aspects of its search engine and the associated database of Internet content. Inktomi also provides us with a programming interface and software tools to enable us to custom design our search service user interface. Separating the user interface enables this portion of the service to reside in a different physical location from the Inktomi search engine and to run on our choice of computer equipment. In addition, we can customize our user interface as to look, feel and functionality and can change the user interface at any time without affecting the operation of the Inktomi search engine.

         Inktomi's search engine consists of a crawler, an indexer and search engine servers. The crawler and indexer are software programs that collect and organize information and store that information on the cluster of search engine servers. The search engine servers are a collection of workstations that are linked together as a coupled cluster through the use of Inktomi's software. The search engine servers provide powerful full-text query operations, including full Boolean support, phrase and adjacency searching, date restrictions and the recognition of multimedia files and other embedded objects. Search results are relevance-ranked using state-of-the-art text indexing methods.

         Connectivity services are provided to us by Exodus and GTE. Exodus is one of the largest providers of connectivity, with a client list that includes Microsoft Hotmail, Ebay, GeoCities, HotBot and Inktomi. GTE delivers complete network solutions, dedicated Internet access, high performance Internet hosting, managed Internet security, network management, systems integration and Web-based applications development for integrating the Internet into business operations.

COMPETITION

         The market for Internet products, services, advertising and commerce is intensely competitive, and we expect that competition will continue to intensify. We believe that the principal competitive factors in these markets are name recognition, distribution arrangements, functionality, performance, ease of use, the number of value-added services and features, and quality of support. Our primary competitors are other companies providing portal services, especially to the Spanish-language Internet users, such as Yahoo!, America Online, StarMedia Network, Microsoft (MSN LatinAmerica, MSN Mexico and MSN Espana), Lycos and Ole.

         Other portal competitors include Alta Vista, Excite and Infoseek. In addition, a number of companies offering Internet products and services, including our direct competitors, recently began integrating multiple features within the products and services they offer to users. Integration of Internet products and services is occurring through development of competing products and through acquisitions of, or entering into joint ventures and/or licensing arrangements involving, competitors. For example, the Web browsers offered by Netscape and Microsoft, which are the two most widely-used browsers and substantial sources of traffic for us, may incorporate and promote information, search and retrieval capabilities in future releases or upgrades that could make it more difficult for Internet viewers to find and use our products and services.

         Microsoft recently announced it intended to license products and services from Alta Vista and that it will feature and promote Alta Vista services on the Microsoft Network and other Microsoft on-line properties. We expect that such search services may be tightly integrated into the Microsoft operating system, the Internet Explorer browser, and other software applications, and that Microsoft will promote such services within the Microsoft Network or through other Microsoft-affiliated end-user services such as MSNBC or WebTV Networks, Inc.

 Many large media companies have announced that they are contemplating developing Internet navigation services and are attempting to become "gateway" sites for Web users. In the event these companies develop such portal sites, we could lose a substantial portion of our user traffic. Further, entities that sponsor or maintain high-traffic Web sites or that provide an initial point of entry for Internet viewers, such as the Regional Bell Operating Companies or Internet service providers, such as Microsoft and America Online, currently offer and can be expected to consider further development, acquisition or licensing of Internet search and navigation functions. These functions may be competitive with those offered by us. Our competitors could also take actions that could make it more difficult for viewers to find and use our products and services. Consolidations, integration and strategic relationships involving competitors could have a material adverse effect on our business.

         In addition to the large multinational portals, we compete with a number of smaller portals and search engines that provide region-specific information to users or market to users with specific interests.

         Most of our competitors, as well as potential new competitors (such as Spanish-language media companies, other portals and Internet industry consolidators), have significantly greater financial, technical and marketing resources than we do. There can be no assurance that our competitors will not offer Internet products and services that are superior to ours or that achieve greater market acceptance. There can be no assurance that we will be able to compete successfully against current or future competitors or that competition will not have a material adverse effect on our business.

EMPLOYEES

         At March 1, 1999, we had 34 employees, including our six executive officers.

FACILITIES

         We lease approximately 11,500 square feet of space for our executive offices in Phoenix, Arizona for $21,083 per month pursuant to a sub-lease which expires in May 1999. We are currently negotiating a new five year lease for this space with our landlord.

                                 OUR MANAGEMENT

OFFICERS AND DIRECTORS

         Information concerning each of our executive officers and directors is set forth below:

Name                                        Age                             Position
----                                        ---                             --------
Jeffrey S. Peterson                         26                       Chairman of the Board
                                                                       of Directors, Chief
                                                                       Executive Officer and
                                                                       President

Michael A. Hubert                           33                       Chief Operating Officer
                                                                       and Director

Bryan L. Ross                               25                       Chief Technical Officer
                                                                       and Director

Juan C. Galan                               33                       Chief Financial Officer

Robert J. Taylor                            30                       Vice President --
                                                                       Strategy and Operations

Victor H. Roldan                            31                       Vice President

Lionel Sosa                                 59                       Director

Gregory J. Kolanck                          29                       Director


         Directors hold office for a period of one year from their election at the annual meeting of stockholders or until their successors are duly elected and qualified. Officers are elected by, and serve at the discretion of, the Board of Directors. Our audit committee consists of Messrs. Hubert and Sosa, and our compensation committee consists of Messrs. Peterson, Hubert and Sosa. We intend to increase our Board of Directors to seven individuals following the offering, four of whom will be independent directors. We also intend to add at least one independent director to the audit committee as soon as practicable following the offering, but in no event later than 90 days from this date.

         JEFFREY S. PETERSON has served as Chairman of the Board of Directors and Chief Executive Officer since May 1998 and was our Chief Technology Officer from July 1997 until May 1998. From January 1997 to June 1997, Mr. Peterson served as co-owner of NetCentury, an Internet design firm he founded. From July 1995 until December 1996, Mr. Peterson was a General Securities Principal and Registered Representative with West America Securities Corporation. From February 1995 to May 1995, he was a General Securities Principal and Registered Representative with Kensington Securities, Inc. From August 1993 to April 1995, Mr. Peterson was a self-employed computer consultant for JP Consulting, a computer-based consulting company he founded. Mr. Peterson is an experienced Modula, Java, and C++ programmer, who has been involved in the programming and operations of computers and digital communications for over 15 years. He has developed software applications for operating systems and digital platforms, beginning with Cp/M based systems in the early 1980s to Unix (Sun Solaris, BSD, Linux, Irix) and Windows NT. Mr. Peterson is bilingual in English and Spanish.

         MICHAEL A. HUBERT joined us in December 1998, became our Chief Operating Officer in January 1999 and was appointed a director in February 1999. From May 1998 to November 1998, Mr. Hubert was employed by WGM Corporation, the General Partner of The Monolith Limited Partnership, a venture capital fund which is one of our principal stockholders. At Monolith he assisted early stage businesses in strategy and organizational development. From May 1992 to April 1998, Mr. Hubert was employed by The Barrington Consulting Group, a national business advisory consulting firm, where he last served as Senior Manager. Mr. Hubert holds a B.S. degree in Finance from Arizona State University and an M.B.A. degree from Southern Methodist University.

         BRYAN L. ROSS joined us in November, 1998 as Chief Technology Officer and became a director in March 1999. From July 1998 to November 1998, he was Director of Software Development for Today.com, Inc., a Web design firm. From July 1997 to June 1998, he was lead computer programmer for the Kemtah Group, an Internet consulting firm. From 1994 to 1997, he was a Web Master first at Bethany College and subsequently at MicroAge, a computer distributor, where he designed and maintained Interactive Web sites. From 1991 to July 1996, Mr. Ross was an independent computer consultant in Scotts Valley, California.

         JUAN C. GALAN joined us in January 1999 as our Chief Financial Officer. From April 1997 to January 1999, he was employed by Vistoso Partners LLC, a Phoenix, Arizona real estate development company, as Controller. From June 1993 to April 1997, Mr. Galan was employed by Nielsen Media Research, formerly a Dun & Bradstreet company, as Administration Manager-Technology and Business Services, having joined the company initially as a Senior Financial Analyst. From March 1992 to June 1993, Mr. Galan was the Controller and Project Manager for Newport Realty, Inc. in Tampa, Florida. Mr. Galan holds a B.S. degree in Finance from Western Kentucky University.

         ROBERT J. TAYLOR joined us in March 1999 as Vice President of Strategy and Operations. From August 1995 to March 1999, he was a Senior Consultant for CSC Index, the management consulting division of Computer Sciences Corporation. During his tenure with CSC, Mr. Taylor focused his business consulting on large-scale change initiatives, strategy implementation, new business start-ups and organizational design for Fortune 500 organizations. From January 1992 to August 1995, Mr. Taylor held the positions of Production Supervisor and Senior Industrial Engineer with Michelin Tire Corporation. Mr. Taylor received a Bachelor of Science degree in Industrial and Systems Engineering from Virginia Tech University and an M.M.M. degree from the J.L. Kellogg Graduate School of Management at Northwestern University.

         VICTOR H. ROLDAN joined us in January 1999 as a Vice President. From October 1997 to January 1999, Mr. Roldan founded and operated Roldan & Associates, a business consulting firm. From January 1995 to October 1997 he practiced law in Costa Rica, first for Montero Bejarano & Associates and then for Alfredo Fournier & Associates. Mr. Roldan holds a B.A. and a degree of Law from the Francisco Marroquin University, Guatemala and a degree of Law from the University of Costa Rica, San Jose.

         LIONEL SOSA joined us as a director in February 1999 and has been Chief Executive Officer of Garcia/KJS Advertising Agency since January 1996. From January 1994 to December 1995 Mr. Sosa was Chairman of DMB&B/Americas, a network of 23 advertising agencies in the U.S. and Latin America. From June 1980 to December 1993, he founded and was Chief Executive Officer of Sosa, Bromley, Aguilar & Associates, an advertising agency. Mr. Sosa is the author of The American Dream: How Latinos Can Achieve Success in Business and Life. He was named one of the 100 most influential Hispanics in the U.S. for 1998-99 by Hispanic Business magazine and was chosen as Adweek magazine's Advertising Executive of the Year in 1993 and its Marketing Executive of the Year in 1994. Mr. Sosa is a director of Taco Cabana, a publicly-traded restaurant chain.

         GREGORY J. KOLANEK joined us as a director in February 1999. He was employed by Cisco Systems, Inc. from January 1995 to November 1998, first as a sales application support engineer, then as a Web Project Production Manager. Since November 1998 he has been a private investor. From October 1992 to January 1995, he was a Desktop Publishing Specialist for Delco Systems and from July 1990 to July 1994, he was co-founder and keyboardist for the band Dishwalla.

KEY EMPLOYEES

         MICHAEL J. OFFENBECHER has served as our Vice President - Technology since November 1998. He was the Chief Engineer for software development of InfoPak, Incorporated, a Web design firm, from 1993 to 1997 where he was responsible for software development projects. From 1997 until November 1998, he was a Senior Software Engineer for Cyclone Software Corporation in Scottsdale, Arizona. Mr. Offenbecher earned a Bachelor of Science degree and Electrical Engineering degree from Kansas State University.

         LUIS GARCIA has served as our Vice President - Design and Content since February 1999. He was a Web developer, Software Engineer and subsequently, Vice President of Operations for Cybertoons Digital of Milwaukee, Wisconsin from September 1996 until February 1999. From April 1996 until September 1996, he was a Web developer for Platinum Creative in Winter Park, Florida. Mr. Garcia received a B.S. degree in Systems Engineering from the Universidad Metropolitana in Caracas, Venezuela and subsequently was a programming instructor there from October 1994 to April 1996.

EXECUTIVE COMPENSATION

         The following table provides certain summary information concerning compensation paid to our Chief Executive Officer since we were formed in June 1997. No officer has been paid compensation for services in excess of $100,000 per year through December 31, 1998.


                           SUMMARY COMPENSATION TABLE

                                                                                                 LONG TERM COMPENSATION
                                      ANNUAL COMPENSATION                                                AWARDS
                        -------------------------------------------------------       -------------------------------------------
Name and                                                               Other           Restricted        Shares           All
Principal                                                             Annual            Stock         Underlying        Other
Position                Year          Salary         Bonus         Compensation        Award(s)         Options      Compensation
---------               ----          ------         -----         ------------       ----------      ----------     ------------
Jeffrey S. Peterson,     1998         $31,500          --                --               --             50,000          $81,500
Chief Executive          1997              --          --                --               --                 --               --
Officer and President


         The following executive officers are expected to receive total compensation in excess of $100,000 for the year ending December 31, 1999. Each of these executive officers has executed employment agreements expiring on the dates indicated and providing for the payment of annual salaries and forgiveness of loans indicated below.

                                                     Forgiveness            Total              Expiration
Name                          Annual Salary          of Loan(3)         Compensation(4)           Date
----                          -------------          -----------        ---------------        ----------
Jeffrey S. Peterson(1)           $150,000             $100,000             $250,000                11/02
Michael A. Hubert(2)             $120,000             $ 35,000             $155,000                12/00
Bryan L. Ross(2)                 $ 75,000             $ 30,000             $105,000                11/00
Juan C. Galan(2)                 $100,000             $ 20,000             $120,000                 1/02
Victor H. Roldan(2)              $ 60,000             $  5,000             $ 65,000                 1/02
Robert J. Taylor(2)              $ 80,000             $ 25,000             $105,000                 3/02

(1) Mr. Peterson's employment agreement also provides for (a) the issuance of 1,500,000 stock options exercisable at $8.00 per share and 50,000 stock options exercisable at $1.50 per share, (b) the possible issuance of 250,000 additional stock options exerciseable at 120% of the public offering price for each 250,000 e-mail subscribers up to 1,000,000 stock options and 250,000 additional stock options exerciseable at 120% of the public offering price for each 250,000 chat subscribers up to 1,000,000 stock options and (c) the payment of $5,000,000 plus salary for the remainder of the term of the employment agreement if Mr. Peterson's services are terminated for any reason other than cause or if we materially change his duties as defined by his employment agreement.

(2) Messrs. Hubert, Ross, Galan, Roldan and Taylor have been granted stock options to purchase 75,000 shares at $8.00 per share, 115,000 shares at $8.00 per share, 100,000 shares at $8.00 per share, 20,000 shares at $1.00 per share and 60,000 shares at $8.00 per share, respectively.

(3) We have made loans to each of the executive officers in the amounts shown. 50% of each loan will be forgiven on the six month anniversary of employment and the balance of the loan will be forgiven on the one year anniversary of employment, except that 100% of Mr. Hubert's loan will be forgiven on his six month anniversary of employment.

(4) Does not include car allowances, health insurance, housing allowances and other non-material compensation.

         Our outside directors do not receive any cash compensation for services as directors, although they are reimbursed for out-of-pocket expenses in attending Board of Directors' meetings and we intend to issue them stock options in the future.

1998 STOCK OPTION PLAN

         In November 1998, we adopted a stock option plan (the "Plan") which provides for the grant of options intended to qualify as "incentive stock options" or "nonqualified stock options" within the meaning of Section 422 of the United States Internal Revenue Code of 1986 (the "Code"). Incentive stock options are issuable only to employees.

         The purposes of the Plan are to attract and retain the best available personnel, to provide additional incentives to our employees and to promote the success of our business.

         We have reserved 2,500,000 shares of common stock for issuance under the Plan, which is administered by our Board of Directors. Under the Plan, the Board of Directors determines which individuals will receive options, the time period during which the options may be partially or fully exercised, the number of shares of common stock that may be purchased under each option and the option price. As of the date hereof, options to purchase 2,463,000 shares of common stock at a weighted average exercise price of $7.43 per share were outstanding under the Plan and 37,000 shares remained available for future option grants. Of these options, 1,970,000 have been issued to executive officers and directors at an average exercise price of $7.75.

         The per share exercise price of the common stock subject to options must not be less than the fair market value of the common stock on the date the option is granted. Subject to certain exceptions in the case of incentive stock options, the aggregate fair market value (determined as of the date the option is granted) of the common stock that any person may purchase in any calendar year pursuant to the exercise of incentive stock options must not exceed $100,000. No person who owns, directly or indirectly, at the time of the granting of an incentive stock option, more than 10% of the total combined voting power of all classes of our stock is eligible to receive incentive stock options under the Plan unless the option price is at least 110% of the fair market value of the common stock subject to the option on the date of grant. The stock options are subject to anti-dilution provisions in the event of stock splits, stock dividends and the like.

         No incentive stock options are transferable by an optionee other than by will or the laws of descent and distribution, and during the lifetime of an optionee, the option is only exercisable by the optionee. The exercise date of an option granted under the Plan must not be later than ten years from the date of grant. Any options that expire unexercised or that terminate upon an optionee's ceasing to be employed by us will become available once again for issuance. Shares issued upon exercise of an option rank equally with other shares then outstanding. No options have been exercised under the Plan.

     The following table sets forth certain information regarding grants of stock options to Jeffrey S. Peterson, the only executive officer who received stock options for the year ended December 31, 1998. The fair value of the option grant has been estimated on the date of the grant utilizing the Black-Scholes option pricing model with the following assumptions: No volatility, ten year life, risk free rate of return of 6% and a 0% dividend yield.


                                                                       Potential Realizable
                                                                        Value at Assumed
                                                                         Annual Rates of
                                                                           Stock Price
                                                                         Appreciation for        Grant Date
                           Individual Grants                              Option Term(1)           Value
               ---------------------------------------------        ------------------------   --------------
                  Number
                    Of
                 Securities       % of Total
                 Underlying       Options/SARs     Exercise                                        Grant
                Options/SARs       Granted to      or Base          Grant                          Date Present
                  Granted           Employees       Price            Date         Expiration       Value
                ------------      ------------     ---------        ------        ----------       -------
Jeffrey Peterson      50,000            23%         $1.50           November 1998  November 2008    $ 146,000


                             PRINCIPAL STOCKHOLDERS

         The following table sets forth certain information regarding the holdings of common stock (1) by each person who, as of March 8, 1999, holds of record or is known by us to hold beneficially or of record, more than 5% of our common stock, (3) by each executive officer and director, and (2) by all officers and directors as a group. The address of each person is our address at One Arizona Center, 400 E. Van Buren, Fourth Floor, Phoenix, Arizona 85004.

                                                                   Percent                  Percent
                                     Shares                        of Class                 of Class
Name                                 Owned(2)                  Prior to Offering(2)       After Offering
----                                ---------                 ---------------------     --------------
Jeffrey S. Peterson(1)              1,436,083                      15.7%                     10.9%
Michael A. Hubert                     347,621                       3.8%                      2.6%
Bryan L. Ross                         115,000                       1.3%                      .9%
Juan C. Galan                          20,000                        .2%                      .2%
Robert J. Taylor                       25,000                        .3%                      .2%
Victor H. Roldan                       20,000                        .2%                      .2%
Lionel Sosa                            25,000                        .3%                      .2%
Gregory J. Kolanek                     25,000                        .3%                      .2%
Michael D. Silberman                1,048,508                      11.5%                     8.0%
Kevin Dieball                       1,071,434                      11.8%                     8.2%
The Monolith Limited
 Partnership                        1,390,715                      15.3%                    10.6%
All executive officers
 and directors as a
 group (8 persons)                  2,013,704                      21.4%                    15.0%
                                    ---------

(1) Excludes 4,397,557 shares which Mr. Peterson has the right to vote pursuant to a voting trust agreement. See "Certain Transactions".

(2) Includes shares of common stock subject to stock options which are presently exercisable or which may be exercisable within 60 days following the date of this prospectus ("exercisable options").

                              CERTAIN TRANSACTIONS

         In May 1998 Jeffrey S. Peterson, our Chairman, Chief Executive Officer and President, and Michael D. Silberman, a principal stockholder, conveyed an aggregate of 3,863,106 shares of their common stock to five persons for $.00035 per share. The shares were conveyed at that time to induce these five persons to provide strategic planning and business development services to us.

         In May 1998 we issued a $100,000 promissory note to an investor, $50,000 of which was subsequently converted into our common stock at $1.00 per share. In July 1998 we issued a $1 million promissory note to two investors which was subsequently converted into our common stock at $1.56 per share. In November and December 1998 we sold 1,259,167 shares of our common stock to a group of investors for $3.75 per share.

         We are paying Garcia/KJS, an advertising agency owned in part by Lionel Sosa, one of our directors, for advertising services for a monthly retainer fee of $78,000. We intend to sign an agreement with Garcia/KJS on these terms, cancelable by either party on 30 days notice.

         In March 1999, The Monolith Limited Partnership, a principal stockholder, loaned us $2,000,000 for working capital. The loan bears interest at 12% per annum through June 1999 and then 14% per annum through March 2001 when the loan is due.

         In March 1999 Jeffrey S. Peterson, our Chief Executive Officer, agreed to loan us up to $3 million at any time prior to the completion of the offering to be used for working capital. Any such loans will bear interest at 12% per annum for four months and then 14% per annum for the next 20 months, at which time each loan will become due.

         In March 1999 Michael D. Silberman, Kevin Dieball and The Monolith Limited Partnership, all of whom are principal stockholders of our company, and two other stockholders executed a voting trust agreement covering a total of 4,397,557 shares of our common stock for the benefit of Jeffrey S. Peterson. Under the terms of the voting trust, Mr. Peterson is entitled to vote all shares held by the five stockholders until March 31, 2003.

                            DESCRIPTION OF SECURITIES

COMMON STOCK

         We are authorized to issue 50,000,000 shares of $.001 par value common stock, of which 9,075,833 shares are outstanding as of the date of this prospectus. Each share of common stock is entitled to one vote on all matters submitted to a vote of the stockholders, and cumulative voting is not permitted. Upon issuance, shares of common stock are not subject to further assessment or call. Subject to the prior rights of any series of preferred stock that may be issued by us in the future, holders of common stock are entitled to receive ratably such dividends that may be declared by the Board of Directors out of funds legally available therefor and are entitled to share ratably in all assets remaining after payment of liabilities in the event of our liquidation, dissolution or winding up. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. The outstanding common stock is fully paid and nonassessable.

         We have not paid dividends on our common stock since inception and do not plan to pay dividends in the foreseeable future. Any earnings will be retained to finance growth.

PREFERRED STOCK

         Our Articles of Incorporation authorize the issuance of up to 5,000,000 shares of preferred stock with such rights and preferences as may be determined from time to time by our Board of Directors. Accordingly, under the Articles of Incorporation, the Board of Directors may, without stockholder approval, issue preferred stock with dividend, liquidation, conversion, voting, redemption or other rights which could adversely affect the voting power or other rights of the holders of the common stock. The issuance of any shares of preferred stock having rights superior to those of the common stock may result in a decrease of the value or market price of the common stock and could further be used by the Board of Directors as a device to prevent a change in our control. We have no other anti-takeover provisions in our Articles of Incorporation or Bylaws. Holders of the preferred stock may have the right to receive dividends, certain preferences in liquidation and conversion rights.

SHARES ELIGIBLE FOR FUTURE SALE

         Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale (as described below), sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

         Upon completion of this offering, we will have outstanding 13,075,833 shares of common stock. Of these shares, 4,000,000 shares sold in the offering (plus any shares issued upon exercise of the underwriters' overallotment option) will be freely tradable without restriction under the Securities Act, unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act (generally, officers, directors or 10% stockholders).

        The remaining 9,075,833 shares outstanding are "restricted securities" within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 of the Securities Act. Sales of restricted securities in the public market, or the availability of such securities for sale, could adversely affect the market price of the common stock.

         Our stockholders have entered into lock-up agreements generally providing that they will not offer, sell, contract to sell, pledge, hypothecate or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 180 days after the effective date of the registration statement filed pursuant to this offering without the prior written consent of the representative of the underwriters. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rule 144, shares subject to lock-up agreements will not be salable until such agreements expire or are waived by the representative of the underwriters. Notwithstanding the lock-up agreements, 2,113,386 shares may be sold, subject to the volume limitations set forth below, immediately under Rule 144 of the Securities Act and the remaining 6,962,447 shares may be sold from May 1999 through December 1999.

         In general, under Rule 144 as currently in effect, and beginning after the expiration of the lock-up agreements (180 days after the date of this prospectus), a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) one percent of the number of shares of common stock then outstanding (which will equal 13,075 shares immediately after the offering); or
(ii) the average weekly trading volume of the common stock during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

         We have granted certain demand and piggy-back registration rights covering 400,000 shares of common stock underlying the common stock purchase warrants to be issued to the representative of the underwriters.

TRANSFER AGENT

         Corporate Stock Transfer, Inc., Denver, Colorado, is our transfer agent. The transfer agent's address is 370-17th Street, Suite 2350, Denver, Colorado 80202-4614, and its telephone number is 303.595.3300.

LIMITATION ON LIABILITY

         Our Bylaws provide our directors, officers, employees and agents substantial protection against personal liability related to actions taken in their capacity as representatives of the Company. The effect of this provision is that we may be required to pay reasonably incurred expenses such as attorney's fees, judgments, penalties, fines and amounts paid in settlements associated with work related actions, suits or proceedings. We shall pay these expenses if an independent group, as defined in our Bylaws, determines that the individuals (1) conducted themselves in good faith, and (2) that they reasonably believed (a) in the case of conduct in their official capacity with us, that their conduct was in our best interest, or (b) in all other cases (except criminal cases), that their conduct was at least not opposed to our best interest, or (c) in the case of any criminal proceeding, that they had no reason to believe their conduct was unlawful. Our Bylaws specifically limit the payment of expenses in connection with a proceeding brought by or in the right of the Company to reasonable expenses, including attorney's fees.

                                  UNDERWRITING

         Subject to the terms and conditions of an underwriting agreement dated __________, 1999 the underwriters named below have agreed to purchase from us the number of shares of common stock set forth opposite their names below.

         Underwriters                                         Number of Shares
         ------------                                         ----------------
         Paradise Valley Securities, Inc.












                  Total                                           4,000,000

         The underwriting agreement provides that the obligations of the underwriters to purchase and accept delivery of the shares of common stock offered hereby are subject to approval by their counsel of certain legal matters and to certain other conditions. The underwriters are obligated to purchase and accept delivery of all the shares of common stock offered hereby (other than those shares covered by the overallotment option described below) if any are purchased.

         The underwriters initially propose to offer the shares of common stock in part directly to the public at the initial public offering price set forth on the cover page of this prospectus and in part to certain dealers (including the Underwriters) at such price less a concession not in excess of $_____ per share. The underwriters may allow, and such dealers may re-allow, to certain other dealers a concession not in excess of $_____ per share. After the initial offering of the common stock, the public offering price and other selling terms may be changed by the representative of the underwriters at any time without notice. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

         We have granted to the underwriters an option, exercisable within 45 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of __________ additional shares of common stock at the initial public offering price less underwriting discounts and commissions. The underwriters may exercise such option solely to cover overallotments, if any, made in connection with the offering. To the extent that the underwriters exercise such option, each underwriter will become obligated, subject to certain conditions, to purchase its pro rata portion of such additional shares based on such underwriter's percentage underwriting commitment as indicated above.

         We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect thereof.

         Prior to the offering, there has been no established trading market for the common stock. The initial public offering price for the shares of common stock offered hereby will be determined by negotiation among us and the representative of the underwriters. Among the factors to be considered in determining the initial public offering price will be:

o        the history of and the prospects for the industry in which we compete;

o        our past and present operations;

o        our historical results of operations;

o        our prospects for future earnings;

o the recent market prices of securities of generally comparable companies and

o the general condition of the securities markets at the time of the offering.

         Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the securities, including overallotment, stabilizing and short-covering transactions in such securities, and the imposition of a penalty bid in connection with the offering.

                                  LEGAL MATTERS

         The validity of the common stock offered hereby will be passed upon for us by the Law Office of Gary A. Agron, Englewood, Colorado. Certain legal matters in connection with the offering will be passed upon for us by Brownstein Hyatt Farber & Strickland, P.C., Denver, Colorado and for the Underwriters by Bryan Cave LLP, Phoenix, Arizona.

                                     EXPERTS

         Our financial statements for the year ended December 31, 1998 and for the period from inception (June 25, 1997) to December 31, 1997, have been included in this prospectus in reliance on the report of Ehrhardt Keefe Steiner & Hottman P.C., independent public accountants, as given upon the authority of said firm as experts in accounting and auditing.

                              CHANGE OF ACCOUNTANTS

         On December 11, 1998 we engaged BDO Seidman, LLP as our independent public accountant. BDO Seidman, LLP resigned as our independent public accountant on February 4, 1999 because they were unwilling to be associated with our financial statements due to the background of one of our employees. We employed this employee from January 1, 1999 through February 15, 1999 at which time he resigned. This employee was never appointed as an officer or director of quepasa.com, inc. He owns 443,450 shares of our common stock and remains an employee of WGM Corporation, the general partner of The Monolith Limited Partnership, one of our principal stockholders.

         Prior to their resignation, BDO Seidman, LLC had not completed their audits of any of our financial statements for any period. There were no disagreements between us and BDO Seidman, LLC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which, if not resolved to the satisfaction of BDO Seidman, LLC would have caused them to make reference to the matter in their report. We allowed BDO Seidman, LLC to read and make comment on this disclosure.

         On February 10, 1999, we engaged Ehrhardt Keefe Steiner & Hottman, P.C. as our independent public accountants. Prior to their appointment, we did not consult with them on issues relating to our accounting principles or the type of audit opinion with respect to our financial statements to be issued by them.



                             ADDITIONAL INFORMATION

         We have filed with the Securities and Exchange Commission a Registration Statement under the Securities Act of 1933, as amended, covering the common stock. As permitted by the rules and regulations of the Commission, this prospectus does not contain all of the information set forth in the Registration Statement and the exhibits. For further information with respect to our company and the common stock, reference is made to the Registration Statement and the exhibits, which may be examined without charge at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549, copies of which may be obtained from the Commission upon payment of the prescribed fees.

         We will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected at the public reference facilities of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these materials may be obtained at prescribed rates from the Commission at that address. The reports, proxy statements and other information can also be inspected at the Commission's regional offices at 7 World Trade Center, Suite 300, New York, New York 10048, at Northwestern Atrium Center, 500 West Madison, Chicago, Illinois 60621 and on the Commission's Web site at www.sec.gov.

         We will furnish to our stockholders annual reports which will include audited financial statements. We may also furnish to our stockholders quarterly financial statements and other reports that may be authorized by our Board of Directors.

                         INDEX TO FINANCIAL STATEMENTS


                                                                         Page
                                                                         ----
Independent Auditors' Report..............................................F-2

Financial Statements

        Balance Sheets....................................................F-3

        Statements of Operations..........................................F-4

        Statement of Changes in Stockholders' Equity (Deficit)............F-5

        Statements of Cash Flows..........................................F-6

Notes to Financial Statements.............................................F-7

                          INDEPENDENT AUDITORS' REPORT


Board of Directors
quepasa.com, inc.
Phoenix, Arizona


We have audited the accompanying balance sheets of quepasa.com, inc. (A Development Stage Company) as of December 31, 1998 and 1997 and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for the year ended December 31, 1998 and from inception (June 25, 1997) to December 31, 1997 and cumulative from inception to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of quepasa.com, inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years ended December 31, 1998 and from Inception (June 25, 1997) to December 31, 1997 and cumulative from Inception to December 31, 1998 in conformity with generally accepted accounting principles.





                                        Ehrhardt Keefe Steiner & Hottman PC

February 17, 1999
Denver, Colorado

                               QUEPASA.COM, INC.
                         (A DEVELOPMENT STAGE COMPANY)




                                 BALANCE SHEETS


                                                                                          December 31,
                                                                                 ------------------------------
                                                                                     1998              1997
                                                                                 ------------      ------------
                                     ASSETS
Current assets
   Cash and cash equivalents                                                     $  2,199,172      $      2,582
   Deposit receivable                                                               1,533,632               --
   Stock subscription receivable (Note 7)                                             125,000               --
                                                                                 ------------      ------------
      Total current assets                                                          3,857,804             2,582
                                                                                 ------------      ------------

Property and equipment, net of accumulated depreciation of $6,532 (Note 2)
                                                                                      354,620               --

Other assets
   License agreements, net of accumulated amortization of $104,165 (Note 3)
                                                                                      645,835               --
   Other assets                                                                         2,500               --
                                                                                 ------------      ------------
       Total other assets                                                             648,335               --
                                                                                 ------------      ------------

Total assets                                                                     $  4,860,759      $      2,582
                                                                                 ============      ============

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities
   Accounts payable                                                              $     71,222      $      5,465
   Accrued Commissions (Note 7)                                                       215,233               --
   Stock subscription (Note 7)                                                        337,500               --
   Current portion of license agreement fees payable (Note 3)                         272,500               --
   Payroll taxes payable                                                                2,922               --
                                                                                 ------------      ------------
       Total current liabilities                                                      899,377             5,465

Long-term liabilities
   Licensing agreement fees payable (Note 3)                                          437,500               --
                                                                                 ------------      ------------
       Total liabilities                                                            1,336,877             5,465
                                                                                 ------------      ------------

Commitments and contingencies (Note 6)

Stockholders' equity (deficit) (Notes 4 and 7)
   Preferred stock, authorized 5,000,000 shares - none issued or outstanding             --                 --

   Common stock, authorized 50,000,000 shares, $0.001 par value; issued and outstanding 9,075,833 and 5,680,000 shares, respectively
                                                                                        9,076             5,680
   Additional paid-in capital                                                      10,427,477            (5,660)
   Deficit accumulated during the development stage                                (6,912,671)           (2,903)
                                                                                 ------------      ------------
     Total stockholders' equity (deficit)                                           3,523,882            (2,883)
                                                                                 ------------      ------------
                                                                                 $  4,860,759      $      2,582
                                                                                 ============      ============


                       See notes to financial statements.

                            STATEMENTS OF OPERATIONS


                                                                                                         Cumulative
                                                                                                           from
                                                                                        Inception        Inception
                                                                                         (June             (June
                                                                     Year Ended        25, 1997) to      25, 1997) to
                                                                     December 31,      December 31,      December 31,
                                                                         1998              1997             1998
                                                                     ------------      ------------      ------------
Product and content development expenses                             $    414,873      $                 $    414,873
Sales and marketing expenses                                              250,419                             250,419
Stock based compensation expense(7)                                     5,265,364               --          5,265,364
General and administrative expenses                                       931,172             3,703           934,875
                                                                     ------------      ------------      ------------
         Total operating expenses                                       6,861,828             3,703         6,865,531
                                                                     ------------      ------------      ------------

Loss from operations                                                   (6,861,828)           (3,703)       (6,865,531)

Other income (expense)
     Interest expense                                                     (48,994)              --            (48,994)
     Other                                                                  1,054               800             1,854
                                                                     ------------      ------------      ------------

Net other income (expenses)                                               (47,940)              800           (47,140)
                                                                     ------------      ------------      ------------

Net loss                                                             $ (6,909,768)     $     (2,903)     $ (6,912,671)
                                                                     ============      ============      ============

Net loss per share, basic and diluted                                $       (.76)     $        --       $       (.76)
                                                                     ============      ============      ============

Weighted average number of shares outstanding, basic and diluted
                                                                        9,075,833         9,075,833         9,075,833
                                                                     ============      ============      ============



                      See notes to financial statements.

             STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
                  FOR THE PERIOD INCEPTION (JUNE 25, 1997) TO
            DECEMBER 31, 1997 AND THE YEAR ENDED DECEMBER 31, 1998


                                                                                                        Deficit
                                                                                                      Accumulated
                                                                                       Additional     During the
                                                                Common Stock             Paid-in      Development
                                                          Shares         Amount         Capital          Stage          Total
                                                        -----------    -----------    -----------     -----------     -----------
Issuance of common stock for cash from
initial capitalization, June 1997 (Note 7)                5,680,000    $     5,680    $    (5,660)    $       --      $        20

Net loss for the period                                        --              --             --          (2,903)         (2,903)
                                                        -----------    -----------    -----------     -----------     -----------

Balance, December 31, 1997                                5,680,000          5,680         (5,660)         (2,903)         (2,883)

Issuance of common stock and stock based
compensation May 1998 (Note 7)                            1,420,000          1,420      4,985,294             --        4,986,714

Issuance of common stock in conversion of note
payable $1.56 per share) November 1998 (Note 4)             666,666            667      1,039,113             --        1,039,780

Issuance of common stock in conversion of note
payable ($1.00 per share), November 1998 (Note 4)            50,000             50         49,950             --           50,000

Issuance of common stock for cash at $3.75 per share,
net of $640,587 of offering costs November and
December 1998 (Note 7)                                    1,259,167          1,259      4,080,030             --        4,081,289

Issuance of compensatory stock options to
employees October through December 1998 (Note 7)               --              --         278,750             --          278,750

Net loss for the year                                          --              --             --       (6,909,768)     (6,909,768)
                                                        -----------    -----------    -----------     -----------     -----------

Balance, December 31, 1998                                9,075,833    $     9,076    $10,427,477     $(6,912,671)    $ 3,523,882
                                                        ===========    ===========    ===========     ===========     ===========



                      See notes to financial statements.

                            STATEMENTS OF CASH FLOWS

                                                                                                           Cumulative from
                                                                                         Inception            Inception
                                                                   Year Ended         (June 25, 1997)      (June 25, 1997)
                                                                   December 31,       to December 31,      to December 31,
                                                                       1998                1997                  1998
                                                                 ---------------      ---------------      ---------------
Cash flows from operating activities
   Net loss                                                      $    (6,909,768)     $        (2,903)     $    (6,912,671)
                                                                 ---------------      ---------------      ---------------
   Adjustments to reconcile net loss to net cash (used in)
    provided by operating activities
     Depreciation and amortization                                       110,697                   --              110,697
     Stock based compensation                                          5,265,364                   --            5,265,364
     Accrued interest on convertible notes payable                        39,780                   --               39,780
     Change in assets and liabilities
       Deposit receivable                                             (1,533,632)                  --           (1,533,632)
       Deposits                                                           (2,500)                  --               (2,500)
       Accounts payable                                                   65,757                5,465               71,222
       Accrued commissions                                               215,233                   --              215,233
       Stock subscription                                                337,500                   --              337,500
       Payroll taxes payable                                               2,922                   --                2,922
                                                                 ---------------      ---------------      ---------------
                                                                       4,501,121                5,465            4,506,586
                                                                 ---------------      ---------------      ---------------
         Net cash (used in) provided by operating activities
                                                                      (2,408,647)               2,562           (2,406,085)
                                                                 ---------------      ---------------      ---------------

Cash flows from investing activities
   Purchase of fixed assets                                             (361,152)                  --             (361,152)
   Payments on license agreement                                         (40,000)                  --              (40,000)
                                                                 ---------------      ---------------      ---------------
         Net cash used in investing activities                          (401,152)                  --             (401,152)
                                                                 ---------------      ---------------      ---------------

Cash flows from financing activities
   Net proceeds from private placements                                3,956,289                   --            3,956,289
   Proceeds from convertible notes payable                             1,100,000                   --            1,100,000
   Proceeds from issuance of common stock                                    100                   20                  120
   Payments on notes payable                                             (50,000)                  --              (50,000)
                                                                 ---------------      ---------------      ---------------
         Net cash provided by financing activities                     5,006,389                   20            5,006,409
                                                                 ---------------      ---------------      ---------------

Net increase in cash and cash equivalents                              2,196,590                2,582            2,199,172

Cash and cash equivalents, beginning of period                             2,582                   --                2,582
                                                                 ---------------      ---------------      ---------------

Cash and cash equivalents, end of period                         $     2,199,172      $         2,582      $     2,201,754
                                                                 ===============      ===============      ===============

Supplemental disclosure of cash flow information:
         Cash paid for interest was $48,994 for the year ended December 31, 1998 and $0 from Inception (June 25, 1997) to December 31, 1997.

Supplemental schedule of non-cash investing and financing activities:
         During 1998, the Company entered into a licensing agreement requiring total future payments of $750,000 (Note 3).

         During 1998, convertible notes totaling $1,050,000 were converted into common stock.

                      See notes to financial statements.

                               QUEPASA.COM, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

quepasa.com, inc. (the Company), a Nevada Corporation, was incorporated in June 1997. The Company is a Spanish Language Internet portal and search engine. The portal offers a number of services such as news, chat and free e-mail. The Company's portal draws viewers to their Web sites by providing a one-stop destination for identifying, selecting and accessing resources, services, content and information on the Web. The Company is targeted to provide users with information and interactive content centered around the Spanish language.

The Company is a development-stage company that has not had any significant revenue since inception. The Company realized a net loss of approximately $6.9 million including a $5.3 million non-cash charge for stock-based compensation during the year ended December 31, 1998 and there is no assurance that the Company will generate revenue or earn profit in the future.

During 1998, the Company changed its name from Internet Century, Inc. to quepasa.com, inc.

Stock Split

In October 1998, the Company's Board of Directors authorized a 284 for one stock split. The financial statements have been presented as if the split had occurred at inception.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and investments with original maturities of three months or less.

Deposit Receivable

Accounts receivable at December 31, 1998 represents refunds due from a media company for advances paid by the Company under an advertising agreement which was canceled prior to advertising services being rendered. The receivable was paid subsequent to December 31, 1998.

Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization expense is generally provided on a straight-line basis using estimated useful lives of three to five years.

License Agreement

The Company entered into a licensing agreement pursuant to which the Company licenses an internet-based search engine. The minimum annual royalty has been capitalized and is being amortized over three years, which is the minimum term of the agreement (Note 3).

                               QUEPASA.COM, INC.

                         NOTES TO FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

Advertising revenues are expected to be derived principally from short-term advertising contracts. Revenues are generally recognized ratably over the term of the agreement, provided that the Company does not have any significant remaining obligations and collection of the resulting receivable is probable. To the extent that Web site impression deliveries are falling short of the guarantees, the Company would defer recognition of the corresponding revenues.

Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statements and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

Basic and Diluted Net Loss Per Share

The Company computes net loss per share in accordance with the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128") and SEC Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provisions of SFAS 128 and SAB 98, basic and diluted net loss per share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of common shares outstanding for the period. The calculation of basic and diluted net loss per share excludes shares of common stock issuable upon exercise of employee stock options as the effect of the exercise would be antidilutive.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Advertising Costs

Advertising costs are expensed as incurred in accordance with Statement of Position 93-7, "Reporting on Advertising Costs". Advertising costs for the year ended December 31, 1998 and for the period from Inception (June 25, 1997) to December 31, 1997 and totaled $132,377 and $0, respectively.

                               QUEPASA.COM, INC.

                         NOTES TO FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Product and Content Development

Product and content development costs, including Web-site development costs, are charged to expense as incurred.

Fair Value of Financial Instruments

The carrying amount of the Company's financial instruments, which principally include cash, deposit receivable, accounts payable and accrued expenses, approximate fair value due to the relatively short maturity of the financial instruments.

The fair value of the Company's debt instruments are based on the amount of future cash flows associated with cash instrument using the Company's borrowing rate. At December 31, 1998 and December 31, 1997, the carrying value of all financial instruments was not materially different from fair values.

Recently Issued Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities", which is effective for financial statements issued for all fiscal quarters of fiscal years beginning after June 15, 1999. This statement requires companies to recognize all derivative contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are not met a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. Historically, the Company has not entered into derivative contracts to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standards on January 1, 2000 to effect its financial statements.


NOTE 2 - PROPERTY AND EQUIPMENT


                                                              December 31,
                                                   ----------------------------------
                                                         1998                1997
                                                   --------------      --------------
Computer equipment and software                    $      344,948      $           --
Furniture, fixtures and equipment                          16,204                  --
                                                   --------------      --------------
                                                          361,152                  --
Less accumulated depreciation and amortization             (6,532)                 --
                                                   --------------      --------------
Property and equipment                             $      354,620      $           --
                                                   ==============      ==============

                               QUEPASA.COM, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 3 - LICENSE AGREEMENT

On July 21, 1998, the Company entered an Information Services Agreement (the "Agreement") with Inktomi Corporation ("Inktomi") whereby Inktomi will provide certain services, including but not limited to, search services enabling the Company to access Inktomi database of internet websites. The agreement requires quarterly payments ranging from $60,000 to $75,000 and expires in August 2001. The total service fees payable may increase based upon actual use of Inktomi services. The license was capitalized and is being amortized on a straight-line basis over the term of the agreement of three years.

Minimum payments under the licensing agreement are as follows:


     Year Ending December 31,
     ------------------------
              1999                      $    272,500
              2000                           250,000
              2001                           187,500
                                        ------------

                                        $    710,000
                                        ============


NOTE 4 - NOTES PAYABLE

Convertible Note Payable

In May 1998, the Company issued $100,000 of convertible debt. The convertible debt accrued interest at 12% per annum and was scheduled to mature on the earlier of May 31, 2000 or the closing date of the Company's initial public offering, if any. The Company had the right to convert unpaid note principal plus any accrued interest into 100,000 shares of common stock at any time during the term of the Note.

In November 1998, the Company converted $50,000 of the note into 50,000 shares of the Company's common stock and repaid the balance of $50,000.

In July 1998, the Company issued $1,000,000 of convertible debt. The convertible debt accrued interest at 12% per annum and was payable on the earlier of May 31, 2000 or at the closing date of the Company's initial public offering, if any. The Company had the right to convert unpaid principal plus any accrued interest into 666,666 shares of common stock at any time during the term of the notes.

In November 1998, the notes and accrued interest of $39,780 were converted into 666,666 shares of the Company's common stock.

                               QUEPASA.COM, INC.

                         NOTES TO FINANCIAL STATEMENTS


NOTE 5 - INCOME TAXES

No provision for federal and state income taxes has been recorded as the Company has incurred net operating losses through December 31, 1998. The following table sets forth the primary components of deferred tax assets:


                                                             December 31,
                                                 -------------------------------------
                                                      1998                   1997
                                                 --------------          -------------
Net operating loss carryforwards                 $    6,910,000          $       3,000
Nondeductible expenses                               (5,265,000)                    --
                                                 --------------          -------------
Gross deferred tax assets                             1,645,000                  3,000
Valuation allowance                                  (1,645,000)                (3,000)
                                                 --------------          -------------
                                                 $           --          $          --
                                                 ==============          =============


At December 31, 1998 and 1997, the Company fully reserved its deferred tax assets. The Company believes sufficient uncertainty exists regarding the reliability of tax assets such that a full valuation allowance is appropriate.

At December 31, 1998, the Company had approximately $1,645,000 of federal net operating loss carryforwards for tax reporting purposes available to offset future taxable income. These carryforwards expire in 2013. The Company has approximately $1,645,000 of state net operating loss carryforwards for tax reporting purposes which expire in 2003.


NOTE 6 - COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company signed a three year lease agreement for an office located in Las Vegas, Nevada commencing August 15, 1998. The monthly lease payments range from $1,670 to $1,770. The lease expires August 14, 2001.

The Company signed a three year lease agreement for office equipment commencing in August 1998. The monthly rent payment is $328 and the lease expires in September of 2001.

Future minimum rental payments under non-cancelable operating and equipment leases are as follows:


     Year Ending December 31,
     ------------------------
                1999                         $       20,240
                2000                                 20,847
                2001                                 14,168
                                             --------------
                                             $       55,255
                                             ==============

                               QUEPASA.COM, INC.

                         NOTES TO FINANCIAL STATEMENTS


NOTE 6 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Operating Leases (continued)

Facilities and equipment leases expense for the year ended December 31, 1998 and for the period from Inception (June 25, 1997) to December 31, 1997 was $45,068 and $0, respectively.

Employment Agreements

The Company has employment agreements with many of its employees and all of its executive officers. The agreements provide for base salary and bonus provisions. The chief executive officer's agreement provides for a $5,000,000 payment upon termination without cause.

NOTE 7 - STOCKHOLDERS' EQUITY

Upon incorporation on June 25, 1997, the Company issued 20,800 shares (post-split) of common stock for $20 to the Chief Executive Officer and the other founder of the Company.

Employee Compensatory Stock and Stock Options

During May of 1998, the Company issued 1,420,000 shares of common stock and the original stockholders of the Company transferred existing shares to several employees and one advisor. The fair market value of the common stock on the date of these issuances were determined to be $1.00 based on the issuance of convertible debt in May of 1998 which was convertible into common stock at $1.00 per share. Approximately $5 million in compensation expense is reflected in the December 31, 1998 financial statements as a result of these transactions.

Throughout 1998, the Company issued options to purchase common stock to several employees. Compensation expense of approximately $279,000 was recognized based on the difference between the exercise price and fair value of the stock in accordance with APB No. 25 of the options on the date of grant.

Private Placements

During November and December of 1998, the Company issued 1,259,167 shares of common stock in a private placement for cash at $3.75 per share. The Company received proceeds of $4,081,289 net of related costs of $640,587. In January 1999, $125,000 of the proceeds were received and are reflected as stock subscription receivable. Of the related costs, $215,233 were paid in January 1999.

During December 1998, the Company received excess proceeds of $337,500 with respect to these private placements which were refunded in January 1999.

                           TENTATIVE AND PRELIMINARY

                               QUEPASA.COM, INC.

                         NOTES TO FINANCIAL STATEMENTS


NOTE 7 - STOCKHOLDERS' EQUITY (CONTINUED)

Stock Option Plan

In October 1998, the Company adopted a Stock Option Plan (the "Plan") which provides for the granting of options to officers, directors, and consultants. 2,500,000 shares of common stock have been restricted under the plan for the granting of options. The Plan will be in effect until November 1, 2009, unless extended by the Company's stockholders. The options are exercisable to purchase stock for a period of ten years from the date of grant.

Incentive Stock Options granted pursuant to this Plan may not have an option price that is less than the fair market value of the stock on the date the option is granted. Incentive stock options granted to significant stockholder shall have an option price of not less than 110% of the fair market value of the stock on the date of the grant. Options granted under the plan vest one third at the end of each of the three years of service following the grant date. The Board of Directors of the Company may waive the vesting requirements at its discretion.

All stock options issued under the Plan have an exercise price not less than the fair market value of the Company's common stock on the date of grant, and in accordance with accounting for such options utilizing the intrinsic value method. As of December 31, 1998, 215,000 options had been issued under the Plan.

Stock Options

Had compensation cost for stock-based compensation been determined based on the fair value on the grant date consistent with the method of SFAS 123, the Company's net income and earnings per share for the year ended December 31, 1998 and for the period from Inception (June 25, 1997) to December 31, 1997 would have been reduced to the pro forma amounts presented below:

                                                                                       Cumulative
                                                                    Inception         From Inception
                                                                    (June 25,           (June 25,
                                                  Year Ended         1997) to            1997) to
                                                  December 31,     December 31,        December 31,
                                                     1998              1997                1998
                                                 -------------     -------------      --------------
Net loss                                                                               (6,912,671)
        As reported                              $ (6,909,768)     $       2,903       (7,127,671)
        Pro forma                                $ (7,124,768)     $       2,903

Basic and diluted loss per share
        As reported                                      (.76)                --             (.76)
        Pro forma                                        (.79)                --             (.79)

                               QUEPASA.COM, INC.

                         NOTES TO FINANCIAL STATEMENTS



NOTE 7 - STOCKHOLDERS' EQUITY (CONTINUED)

Stock Options (continued)

The fair value of option grants is estimated on the date of grants utilizing the Black-Scholes option pricing model with the following assumptions for 1998: expected life of 10 years, no volatility, risk-free interest rates of 6%, and a 0% dividend yield.

Summarized information relating to stock options at December 31, 1998 is as follows:


                                 Outstanding and Exercisable
                                       Weighted Average
    Exercise                     ---------------------------
    Price Per                                       Exercise
      Share                       Shares             Price
   -----------                   ---------          --------
   $ 1.00-3.75                     215,000          $   2.45
   ===========                   =========          ========


NOTE 8 - SUBSEQUENT EVENTS

Proposed Public Offering

On January 15, 1999, the Company entered into a letter-of-intent with an investment banker relating to a proposed initial public offering of shares of common stock of the Company.

The initial public offering is expected to consist of the sale of 4,000,000 shares of common stock, plus an option for the underwriters to sell an additional 600,000 shares to cover overallotments. The Company has also authorized the issuance of 400,000 warrants to purchase common stock at a maximum of $14.40 per share. In conjunction with the proposed offering, the underwriter's are expected to receive compensation equal to the maximum allowable under the Corporate Finance Rule of the National Association of Securities Dealers, Inc. for comparable size offerings.

Advertising Contracts

In January 1999, the Company entered a 26-week sponsorship agreement with a Spanish language television broadcaster. Based on the terms of the agreement, the Company will receive media spots in exchange for approximately $800,000.

In February 1999, the Company entered a contract for an 8-week nationwide advertising campaign with a Spanish language radio broadcaster located in the United States. The contract calls for an initial payment of $1.6 million and subsequent monthly payments for broadcasting as incurred.

In February 1999, the Company entered into an advertising agreement with an entity partially owned by a Director of the Company. The agreement provides for advertising services for a flat fee of $78,000 per month and is cancelable by either party with 30 days written notice.

                               QUEPASA.COM, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 8 - SUBSEQUENT EVENTS (CONTINUED)

Options Granted

In January 1999, the Company granted 1,500,000 stock options to purchase common stock to the Chief Executive Officer. The options are exercisable at $8.00, vest immediately and have a term of 10 years.

In January 1999, the Chief Executive Officer was also granted the right to earn stock options to purchase up to 2,000,000 shares of common stock tied to certain performance goals. For every 250,000 subscribers to the Company's e-mail service, the Chief Executive Officer will be granted 100,000 stock options exercisable at 120% of the stock price at the time of issuance. For every 250,000 subscribers to the Company's chat room service, the Chief Executive Officer will be granted 100,000 stock options exercisable at 120% of the stock price at the time of issuance. Each of these performance goals specify a maximum of 1,000,000 options to be granted.

In January 1999, the Company granted 55,000 options to employees with an exercise price of $1.00. Based on the fair market value of the Company's common stock on the date of grant, approximately $385,000 of compensation expense will be recorded on the date of the transaction. Additionally, 883,000 options were granted to employees with an exercise price of $8.00 which was determined to be the fair value on the date of grant.

Loans from Related Parties (unaudited)

In March of 1999, the Company received a $2 million loan from a stockholder of the Company. The note bears interest at 12% per annum through June 1999 and then 14% per annum through maturity. Additionally, the Chief Executive Officer has agreed to lend the Company up to $3 million as needed for operations. Any amounts loaned will bear interest at 12% per annum for four months and 14% per annum for the next 20 months and mature 24 months from issuance.

[INSIDE BACK COVER PAGE - SCREEN SHOT OF quepasa.com's
E-MAIL AND CHAT SERVICE]

===============================================================================

      NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY STATE OR OTHER JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN OUR AFFAIRS SINCE THE DATE HEREOF.

                  ---------------

                 TABLE OF CONTENTS

                                                   Page

Prospectus Summary....................................2
Risk Factors..........................................6
Use of Proceeds......................................17
Dividend Policy......................................17
Dilution.............................................18
Capitalization.......................................19
Selected Financial Data..............................20
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations..........................21
Our Business.........................................22
Our Management.......................................34
Principal Stockholders...............................40
Certain Transactions.................................41
Description of Securities............................42
Underwriting.........................................46
Legal Matters........................................48
Experts..............................................48
Change in Accountants................................48
Additional Information...............................48
Financial Statements................................F-1


    UNTIL __________, 1999 (25 DAYS AFTER THE DATE OF THIS
PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE
REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS
DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS
IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A
PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO
THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


================================================================================


================================================================================



                    4,000,000 SHARES





                    quepasa!com, inc. [Logo]


                      COMMON STOCK




                     ---------------

                       PROSPECTUS
                     ---------------







                     PARADISE VALLEY
                     SECURITIES, INC.




                    _____________, 1999


================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION (1)

         SEC Registration Statement ................................$  17,983
         NASD Filing Fee............................................$   6,596
         Blue Sky Filing Fees.......................................$   2,500
         Blue Sky Legal Fees........................................$   5,000
         Printing Expenses..........................................$ 100,000
         Legal Fees and Expenses....................................$ 300,000
         Accounting Fees............................................$ 100,000
         Transfer Agent Fees........................................$  25,000
         Nasdaq Application Fee.....................................$  25,000
         Miscellaneous Expenses.....................................$  18,421
                                                                    ---------
                  Total.............................................$ 600,000
                                                                    =========

(1) All expenses, except the SEC registration fee and NASD filing fee, are estimated.


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


ARTICLE TWELFTH OF THE REGISTRANT'S AMENDED ARTICLES OF INCORPORATION PROVIDE AS FOLLOWS:

     "The liability of the directors of the Corporation for monetary damages for breach of fiduciary duty is eliminated to the fullest extent provided by Nevada law.

     Directors and officers of the Corporation shall be indemnified by the Corporation against any liability to the fullest extent provided by Nevada law."



                                      II-1

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

         During the last three years, the Registrant sold the following securities which were not registered under the Securities Act, as amended.

Name                           Date                Number of Shares            Price Per Share
----                           ----                ----------------            ---------------
JEFFREY PETERSON              Jun-97                 2,840,000                  $.0000035
JENNIFER FERLAINO             Jun-97                 2,840,000                  $.0000035
MICHAEL SILBERMAN             May-98                 1,420,000                  $0.0001
ENVER ZAKY(1)                 Nov-98                    50,000                  $1.00
MITCHELL PIERCE(2)            Nov-98                   333,333                  $1.56
TIM PRING(2)                  Nov-98                   333,333                  $1.56
LOUIS GRUBB                   Nov-98                    66,667                  $3.75
DANIEL LOUIS GRUBB            Nov-98                    66,667                  $3.75
BRADLEY T. PRING              Nov-98                   106,667                  $3.75
MARSHALL CHESROWN             Nov-98                   100,000                  $3.75
JOHN PRING                    Nov-98                    26,667                  $3.75
JOHN ELWAY                    Nov-98                   133,333                  $3.75
FELIX SABATES                 Nov-98                    66,666                  $3.75
MAYER SHIRAZIPOUR             Nov-98                   100,000                  $3.75
MITCHELL PIERCE               Dec-98                   103,333                  $3.75
AL MONJAZEB                   Dec-98                    30,000                  $3.75
ANTHONY BILY                  Dec-98                    53,333                  $3.75
LAURENCE R. DAVIS             Dec-98                    20,000                  $3.75
D.A. HUSCHKE                  Dec-98                    26,667                  $3.75
FREDRICK KAEFER               Dec-98                    27,000                  $3.75
MICHAEL MAYNARD               Dec-98                    40,000                  $3.75
JOHN MCGRATH                  Dec-98                    20,000                  $3.75
JAMES PETERSON                Dec-98                    20,000                  $3.75
PETER A. PFER                 Dec-99                    27,000                  $3.75
LYLE REIGEL                   Dec-98                    52,700                  $3.75
CHESTER SAWKO                 Dec-98                    20,000                  $3.75
RICK SCHEER                   Dec-98                    31,800                  $3.75
JOE SEIWERT III               Dec-98                    20,000                  $3.75
DAVID SOLANA                  Dec-98                    26,667                  $3.75
MIARTIN SOUSA                 Dec-98                    20,000                  $3.75
KEITH STONE                   Dec-98                    27,000                  $3.75
DONALD STRATE                 Dec-98                    27,000                  $3.75
                                                     ---------
Total                                                9,075,833

(1) Conversion of a promissory note issued by the Registrant in May 1998.
(2) Conversion of a promissory note issued by the Registrant in July 1998.

         With respect to the sales made, the Registrant relied on Section 4(2) and Regulation D Rule 506 of the Securities Act of 1933, as amended (the "Securities Act"). No advertising or general solicitation was employed in offering the securities. The securities were offered to a limited number of persons all of whom were business associates of the Registrant or its executive officers and directors, and the transfer thereof was appropriately restricted by the Registrant. All persons were accredited investors as that term is defined in Rule 501 of Regulation D under the Securities Act and were capable of analyzing the merits and risks of their investment and who acknowledged in writing that they were acquiring the securities for investment and not with a view toward distribution or resale and understood the speculative nature of their investment.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  Exhibit No.              Title
  -----------              ------
        1.01               Form of Underwriting Agreement (to be filed by amendment)
        1.02               Form of Representative's Warrant (to be filed by amendment)
        3.01               Articles of Incorporation of the Registrant, as amended
        3.02               Bylaws of the Registrant
        5.01               Opinion of Gary A. Agron, regarding legality of the common stock (includes Consent)
                           (to be filed by amendment)
       10.01               Agreement with Inktomi Corporation
       10.02               Agreements with UPI
       10.03               Agreement with Reuters NewMedia, Inc., as amended
       10.04               Office Lease (Arizona) (to be filed by amendment)
       10.05               Employment Agreement with Mr. Peterson, as amended
       10.06               Employment Agreement with Mr. Silberman, as amended
       10.07               Employment Agreement with Mr. Galan
       10.08               Employment Agreement with Mr. Ross
       10.09               Employment Agreement with Mr. Offenbecher
       10.10               Employment Agreement with Mr. Roldan
       10.11               Employment Agreement with Mr. Garcia (Luis)
       10.12               Agreement with WeatherLabs, Inc.
       10.13               Agreement with Heftel Broadcasting Company
       10.14               Agreement with GTE Internetworking, Inc.
       10.15               Agreement with Exodus Communications, Inc.
       10.16               Agreement with Telemundo Network Group, Inc.
       10.17               Agreement with 24/7 Media, Inc.
       10.18               Employment Agreement with Mr. Hubert, as amended
       10.19               Office Lease (Nevada)
       10.20               1998 Stock Option Plan, as amended and forms of Option Agreements
       10.21               Monolith Promissory Notes
       10.22               Agreement with Garcia/KJS (to be filed by amendment)
       10.23               Employment Agreement with Mr. Taylor
       10.24               Voting Trust Agreement (to be filed by amendment)
       10.25               Jeffrey S. Peterson Loan Agreement
       16.01               Letter from BDO Seidman, LLP
       23.05               Consent of Gary A. Agron (See 5.01, above)
       23.06               Consent of Ehrhardt, Keefe, Steiner & Hottman, P.C.

                                      II-3

ITEM 17. UNDERTAKINGS.

         The Registrant hereby undertakes:

                  (a) That insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                  (b) That subject to the terms and conditions of Section 13(a) of the Securities Exchange Act of 1934, it will file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.


                  (c) That any post-effective amendment filed will comply with the applicable forms, rules and regulations of the Commission in effect at the time such post-effective amendment is filed.

                  (d) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

                           (ii) To reflect in the prospectus any facts or events
                  arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                           (iii) To include any material information with
                  respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                  (e) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (f) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                  (g) To provide to the Underwriter at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Phoenix, state of Arizona, on March 10, 1999.

                              quepasa.com, inc.


                              By:  /s/ Jeffrey S. Peterson
                                   --------------------------------------------
                                   Jeffrey S. Peterson, Chief Executive Officer

         Pursuant to the requirements of the Securities Act, as amended, this registration statement has been signed below by the following persons on the dates indicated.

         Signature                                   Title                              Date
         ---------                                   -----                              ----

/s/ Jeffrey S. Peterson
----------------------------                President, Chief Executive             March 10, 1999
Jeffrey S. Peterson                          Officer and Chairman of the
                                             Board of Directors

/s/ Michael A. Hubert
----------------------------                Chief Operating Officer                March 10, 1999
Michael A. Hubert                            and Director

/s/ Bryan L. Ross
----------------------------                Chief Technical Officer                March 10, 1999
Bryan L. Ross                                and Director

/s/ Juan C. Galan
----------------------------                Chief Financial Officer                March 10, 1999
Juan C. Galan                                (Principal Accounting Officer)

/s/ Robert J. Taylor
----------------------------                Vice President -                       March 10, 1999
Robert J. Taylor                             Strategy and Operations
                                             and Director

/s/ Lionel Sosa
----------------------------                Director                               March 10, 1999
Lionel Sosa

/s/ Gregory J. Kolanek
----------------------------                Director                               March 10, 1999
Gregory J. Kolanek

                                QUEPASA.COM,INC.

                                  EXHIBIT INDEX


  Exhibit No.                Title
  -----------                -----
        1.01               Form of Underwriting Agreement (to be filed by amendment)
        1.02               Form of Representative's Warrant (to be filed by amendment)
        3.01               Articles of Incorporation of the Registrant, as amended
        3.02               Bylaws of the Registrant
        5.01               Opinion of Gary A. Agron, regarding legality of the common stock (includes Consent)
                           (to be filed by amendment)
       10.01               Agreement with Inktomi Corporation
       10.02               Agreements with UPI
       10.03               Agreement with Reuters NewMedia Inc., as amended
       10.04               Office Lease (Arizona) (to be filed by amendment)
       10.05               Employment Agreement with Mr. Peterson, as amended
       10.06               Employment Agreement with Mr. Silberman, as amended
       10.07               Employment Agreement with Mr. Galan
       10.08               Employment Agreement with Mr. Ross
       10.09               Employment Agreement with Mr. Offenbecher
       10.10               Employment Agreement with Mr. Roldan
       10.11               Employment Agreement with Mr. Garcia (Luis)
       10.12               Agreement with WeatherLabs, Inc.
       10.13               Agreement with Heftel Broadcasting Company
       10.14               Agreement with GTE Internetworking, Inc.
       10.15               Agreement with Exodus Communications, Inc.
       10.16               Agreement with Telemundo Network Group, Inc.
       10.17               Agreement with 24/7 Media, Inc.
       10.18               Employment Agreement with Mr. Hubert, as amended
       10.19               Office Lease (Nevada)
       10.20               1998 Stock Option Plan, as amended and forms of Option
                           Agreements
       10.21               Monolith Promissory Notes
       10.22               Agreement with Garcia/KJS (to be filed by amendment)
       10.23               Employment Agreement with Mr. Taylor
       10.24               Voting Trust Agreement (to be filed by amendment)
       10.25               Jeffrey S. Peterson Loan Agreement
       16.01               Letter from BDO Seidman, LLP
       23.05               Consent of Gary A. Agron (See 5.01, above)
       23.06               Consent of Ehrhardt, Keefe, Steiner & Hottman, P.C.